                                  EXHIBIT 99.1

                          Shareholder Meeting Materials





                                BAAN COMPANY N.V.



Barneveld, June 8, 1999



To the shareholders of Baan Company N.V.



You are hereby invited to attend the Annual General Meeting of Shareholders of Baan Company N.V., a company with limited liability incorporated under the laws of The Netherlands (the `Company'), to be held on Wednesday, June 23, 1999 at 02:00 p.m., local time, at Conference Center `Hart van Holland', located at Berencamperweg 12, 3861 MC, Nijkerk, the Netherlands.

Included herewith are (i) the Agenda for the Annual General Meeting of Shareholders and Explanatory Notes thereto, (ii) the Company's Annual Report and Statutory Annual Accounts for the year ended December 31, 1998, each prepared as required by Netherlands law, (iii) the Company's Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission, including audited financial statements for the years ending December 31, 1996, 1997 and 1998 prepared in accordance with U.S. generally accepted accounting principles and
(iv) a proxy card for use in connection with the Annual General Meeting of Shareholders.


                                 Yours sincerely,

                                 Baan Company N.V.


                                 /s/ Pierre J. Everaert
                                 ----------------------------------------------
                                 Pierre J. Everaert,
                                 Chairman to the Board of Supervisory Directors



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                                BAAN COMPANY N.V.

                                     AGENDA

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS



Annual General Meeting of Shareholders (the `Meeting') of Baan Company N.V. (the `Company') to be held at Conference Center `Hart van Holland', Berencamperweg 12, 3861 MC, Nijkerk, The Netherlands on Wednesday, June 23, 1999 at 02:00 p.m, local time.

A.       Opening

B.       Items of business:

         1. Annual Report of the Board of Managing Directors for the year ended December 31, 1998.

         2.       a.       Adoption of the Company's Statutory Annual Accounts
                           for the year ended December 31, 1998.

                  b. Discharge of the members of the Boards of Managing and Supervisory Directors.

         3.       Appointment of the members of the Board of Managing Directors.

         4. Ratification of amendment of the Company's 1993 Stock Option Plan to increase the number of shares authorized for issuance thereunder.

         5.       Questions

C.       Closing

The foregoing items B.1 - B.4 are more fully described in the Explanatory Notes to the Agenda.

                                BAAN COMPANY N.V.

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                  JUNE 23, 1999

                     --------------------------------------

                           EXPLANATORY NOTES TO AGENDA



I.       GENERAL

         The enclosed Proxy is solicited on behalf of Baan Company N.V., a company with limited liability incorporated under the laws of the Netherlands (the `Company'), for use at the Annual General Meeting of Shareholders (the `Meeting') to be held on June 23, 1999 at 02:00 p.m., local time, or at any adjournment thereof, for the purposes set forth herein, and in the accompanying Agenda. The Meeting will be held at Conference Center `Hart van Holland', Berencamperweg 12, 3861 MC, Nijkerk, the Netherlands. The Company's telephone number is 011-31-342-428888.

         The proxy solicitation materials have been mailed on or about June 8, 1999, to all holders of registered shares of the Company as of May 27, 1999.

II.      PROCEDURE FOR ATTENDANCE

         In order to attend the Meeting and exercise their rights at the Meeting (in person or by proxy) holders of bearer shares and registered shares must do the following:

         (i) Bearer shares: Holders of bearer shares, and usufructuaries and pledgees that may exercise voting rights on bearer shares, are required to deposit on or prior to June 16, 1999 (before
                  4.00 p.m. local time) until after closing of the Meeting their share certificates or a deposit certificate issued in respect of such shares by a banking institution, against issuance of a receipt, at the offices of ABN AMRO Bank N.V., Herengracht 595, Amsterdam, The Netherlands, or at the offices of Morgan Guaranty Trust Company of New York, Depository, P.O. Box 9184, Boston, MA 02102-9906, The United States of America. Only such receipt shall entitle the shareholder, usufructuary, or pledgee with voting rights to attend the Meeting;

         (ii) Registered shares: Holders of registered shares, and usufructuaries and pledgees that may exercise voting rights on registered shares, are required to notify the Company in writing of their intention to attend the Meeting on or prior to June 16, 1999 (before 4.00 p.m. local time) by delivering such notification to the offices of the Company at Baron van Nagellstraat 89, 3771 LK Barneveld, The Netherlands, or at 11911 Freedom Drive, Suite 300, Reston, Virginia 20190-5602, United States of America, or to one of the above mentioned offices of ABN AMRO Bank N.V. or Morgan Guaranty Trust Company of New York, together with a specification of the numbers of any share certificates which may have been issued in respect of such shares. Upon timely receipt of such notification, the shareholder, usufructuary or pledgee with voting rights, shall be provided with an admission ticket for the Meeting. A shareholder, usufructuary or pledgee with voting rights may only exercise his rights at the Meeting in respect of the shares that are registered in his/her name at both the time of notification and the date of the Meeting. Notification will be deemed to have been properly made if a duly completed proxy card is returned to the Company in a timely manner, as provided below.

         The Meeting shall decide whether any person other than those indicated above can attend the Meeting. All holders of voting rights or their representatives will be requested to sign an attendance list at the Meeting.

III.     VOTES REQUIRED FOR RESOLUTIONS

         Each proposal requires the majority of the votes cast of the Meeting. Each share is entitled to one vote.

IV.      PROXIES

         The right of a shareholder, usufructuary, or pledgee with voting rights to attend and vote at the Meeting can be exercised on his behalf by a person who is authorized in writing to do so. The written proxy must be deposited no later than at the time, and at the place, indicated above for bearer shares (or a deposit certificate). Holders of registered shares have been sent a proxy card which can be used for such purpose; proper completion and timely return of the proxy card by holders of registered shares, together with a specification of the numbers of any share certificates issued in respect of their shares (see above), constitutes proper notice of intent to attend by proxy for the purposes hereof.

         The cost of soliciting proxies will be borne by the Company. The Company has retained the services of Morgan Guaranty Trust Company of New York, the Company's US transfer agent and registrar, to aid in the solicitation of proxies from brokers, bank nominees and other institutional owners, on terms customary for such services. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally or by telephone or telegram.

         Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

V.       EXPLANATORY NOTES TO AGENDA ITEMS

         EXPLANATORY NOTE TO ITEM B.1 AND B.2 - ANNUAL REPORT, ADOPTION OF THE COMPANY'S STATUTORY ANNUAL ACCOUNTS, DISCHARGE OF MEMBERS OF THE BOARD OF MANAGING AND SUPERVISORY DIRECTORS.

         After a presentation about the Company's Annual Report for the year ended December 31, 1998, the shareholders will be asked (i) to adopt the Company's Statutory Annual Accounts for the year ended December 31, 1998 (each of the Annual Report and the Statutory Annual Accounts having been prepared in accordance with Netherlands law), and (ii) to discharge the members of the Boards of Managing and Supervisory Directors.

         The Annual Report and the Statutory Annual Accounts have been previously drawn up by the Board of Managing Directors and approved by the Board of Supervisory Directors of the Company. Copies of the Annual Report and of the Statutory Annual Accounts have been deposited for inspection by the shareholders at the Company's offices located at Baron van Nagellstraat 89, 3771 LK Barneveld, The Netherlands and at the offices of ABN AMRO Bank N.V., Herengracht 595, Amsterdam, The Netherlands; they have also been made available on the Company's Web site at baan.com on the Investor Relations page. Copies are also attached; a version of the Statutory Annual Accounts in the Dutch language will also be available from the Company's transfer agents or at the Company's Netherlands headquarters. Included in the Statutory Annual Accounts is the report of PricewaterhouseCoopers N.V., the Company's independent auditors.

         The shareholders are asked to discharge members of the Board of Managing Directors in respect of their management and members of the Board of Supervisory Directors in respect of their supervision during the 1998 financial year insofar as such management and supervision, respectively, is apparent from the Annual Report and the Statutory Annual Accounts.

         According to article 2:362 paragraph 7 of the Dutch Civil Code, the Company's Statutory Annual Accounts (consisting of the balance sheet and the profit and loss accounts) can be prepared in a non-Dutch currency if the activities of the Company or the international diversity of its group so justify. The Company has prepared its Statutory Annual Accounts in US Dollars since 1994.

         EXPLANATORY NOTE TO ITEM B.3 - APPOINTMENT OF MEMBERS OF THE BOARD OF MANAGING DIRECTORS

         According to the Articles of Association of the Company, the general meeting of shareholders needs to appoint new members of the Board of Managing Directors. At the Annual General Meeting of Shareholders held last May 27, 1998, the shareholders appointed Tom Tinsley, Jan Baan, and Amal Johnson as members of the Board of Managing Directors. On November 1, 1998, Jan Baan resigned as a member of the Board of Managing Directors. Amal Johnson resigned on January 31, 1999. On May 27, 1999, the Company announced that current Chairman of the Board of Managing Directors and Chief Executive Officer Tom Tinsley would be leaving the Company. The Board of Supervisory Directors is pleased to recommend for appointment a new Board of Managing Directors consisting of the individuals identified below. According to article 15 paragraph 2 of the recently amended Articles of Association of the Company, the Board of Supervisory Directors is authorized to grant titles to the members of the Board of Managing Directors, if so desired. Therefore, the shareholders are being asked to appoint the following individuals as members of the Board of Managing Directors (with their current titles, as approved by the Board of Supervisory Directors, next to each name in parenthesis):

         (a)      Ms. Mary Coleman (Chairman and Chief Executive Officer);

         (b)      Mr. Peter F. Aird (Executive Vice President, Global Support);

         (c) Mr. James F. (Jim) Mooney (Executive Vice President, Chief Financial Officer);

         (d)      Mr. Andrew Nash (Executive Vice President, Services);

         (e) Mr. Laurens van der Tang (Executive Vice President Research, and Development); and

         (f) Mr. N.M. (Klaas) Wagenaar (Executive Vice President, Operational and Strategic Initiatives).


         Certain information regarding the nominees is set forth below.


         MARY COLEMAN

         Mary Coleman (age 44) has served as President, Baan Company, since October 1998. Prior to her role as Company President, Ms. Coleman served as President and CEO of Baan subsidiary Aurum Software. Ms. Coleman joined Aurum with 20 years of experience in the high-technology industry, most recently from Radius, Inc., where she served as vice president of marketing. She led Aurum through a highly successful initial public offering in the fall of 1996. Baan Company acquired Aurum in 1997. Through her continued leadership at Aurum following that acquisition, Ms. Coleman positioned Baan Company as one of the top customer relationship management software vendors in the world. Ms. Coleman has received many industry awards, including "Silicon Valley Entrepreneur of the Year" in 1997.


         PETER AIRD - EXECUTIVE VICE PRESIDENT, GLOBAL SUPPORT

         Peter Aird (age 48) plays a key role as Executive Vice President, Global Support to deliver on Baan Company's continuing commitment to customer satisfaction and fortifying its world-class customer support operation. Mr. Aird oversees Baan Customer Initiatives, Baan Global Support, Professional Support Services, System Optimization Services, Migrations Services and Product Engineering. Aird has more than 25 years of experience in managing customer service functions in all regions and globally. Prior to joining Baan Company, he was vice president of worldwide sales and marketing for Customer Support for IBM/Lotus Development and vice president of International Customer Support. He has also held executive and senior services roles at Burroughs, National Advanced Systems, and Unisys.


         JIM MOONEY - EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER

         Prior to joining Baan Company, Mr. Mooney (age 43) held the title of Vice President and Chief Financial Officer, Americas for IBM Corporation. During his 19-year career with IBM, Mooney played a critical role in driving profitability and enhancing margins in key operating areas throughout the company; and he was directly involved in reengineering IBM's business over the last 5 years, with primary focus on substantially growing IBM's strategic reseller network and growing the services side of the business. He joined Baan Company in the spring of this year.


         ANDREW NASH - EXECUTIVE VICE PRESIDENT, SERVICES

         Mr. Nash (age 36) has over 15 years experience in the enterprise applications sector. He joined Baan Company in 1998 as President of Baan Corporate Office Solutions, and then became Senior Vice President of Consulting. Prior to joining the Company, he served as Global Managing Director for Deloitte & Touche Consulting Group/ICS, where he was responsible for the growth and globalization of the Baan service line within the firm. Prior to that he had been Chief Executive Officer & Managing Director Australia and New Zealand, where he established Deloitte & Touche

         Consulting Group/CSI's operations in those countries. He has also worked for Oracle Corporation and Arthur Andersen.


         LAURENS VAN DER TANG - EXECUTIVE VICE PRESIDENT, RESEARCH AND
         DEVELOPMENT

         An 11-year veteran of Baan Company, Mr. van der Tang's commitment to research and development has resulted in products that uniquely meet the needs of Baan's customers and the market. During his tenure as leader of the Company's research and development efforts, industry watchers have consistently cited Baan Company as a technology and innovation leader in the enterprise applications sector. Mr. van der Tang (age 34) serves as Chairman of the Baan Innovation Board, a product and technical planning council, which coordinates and focuses global development efforts on future products.


         KLAAS WAGENAAR - EXECUTIVE VICE PRESIDENT, OPERATIONAL AND STRATEGIC INITIATIVES.

         In his current position, Mr. Wagenaar (age 40) coordinates the continuing realignment of Baan Company along functional lines, and serves as the link between the regional and country operations, and the global functions. He also helps drive key strategic partnerships and initiatives for the Company. Mr. Wagenaar joined the company in August 1997. Prior to joining Baan, Mr. Wagenaar held a variety of high-level financial and operational management positions, including with Cap Gemini, an international information technology consulting firm.


         EXPLANATORY NOTE TO ITEM B.4 - RATIFICATION OF AMENDMENT TO THE COMPANY'S 1993 STOCK OPTION PLAN TO INCREASE THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE THEREUNDER

         The shareholders are being asked to ratify at the Meeting an increase in the number of shares authorized for issuance under the Company's 1993 Stock Option Plan, from a total of 40,000,000 Common Shares to a total of 47,000,000 Common Shares. This number reflects an increase of about 3.5% of the total number of Common Shares outstanding. As of December 31, 1998 options to purchase an aggregate of 18,757,531 Common Shares were outstanding under the 1993 Stock Option Plan and an aggregate of 3,071,071Common Shares remained available for future grant. Such ratification is sought pursuant to NASDAQ rules, and also to ensure that options issued under the plan to U.S. optionees may qualify as "incentive stock options" entitled to favourable tax treatment under U.S. tax laws.

         The 1993 Stock Option Plan was initially adopted by the Board of Managing Directors and approved by the shareholders of Baan Holding B.V. as of December 1993, and subsequent amendments increasing the aggregate number of shares reserved for issuance thereunder to 40,000,000 were approved in December 1994, May 1995, April 1996, May 1997 and May 1998. The 1993 Stock Option Plan will terminate in December 2003 unless terminated earlier by the Board of Managing Directors subject to prior approval by the Board of Supervisory Directors. The 1993 Stock Option Plan provides for grants of options to employees and consultants (including officers and Managing Directors) of the Company and its affiliates. The 1993 Stock Option Plan may be administered by the Board of Managing Directors or Board of Supervisory Directors of the Company, or both, or by a committee appointed by either or both such Boards in a manner that satisfies the legal requirements relating to the administration of stock plans under all applicable laws. The 1993 Stock Option Plan is currently administered by the Board of Managing Directors of the

         Company, and by delegation a Plan Administrator (the CEO). To avoid any conflict, the Supervisory Board must approve grants to the Plan Administrator.

                                BAAN COMPANY N.V.

                             STATUTORY ACCOUNTS 1998

                                BAAN COMPANY N.V.

                             STATUTORY ACCOUNTS 1998



CONTENTS


MANAGING DIRECTOR'S REPORT

-        Managing Director's Report / 1


FINANCIAL STATEMENTS

-        Consolidated Balance Sheets / 12
-        Consolidated Statements of Operations / 14
-        Consolidated Statements of Cash Flows / 15
-        Notes to Consolidated Financial Statements / 16
-        Balance Sheets / 43
-        Statements of Operations / 45
-        Notes to Financial Statements / 46


OTHER INFORMATION

-        Report of the Auditors / 52
-        Appropriation of Net Result / 53

                                BAAN COMPANY N.V.

                           MANAGING DIRECTOR'S REPORT



REVIEW OF OPERATIONS

         Founded in the Netherlands in 1978, Baan Company N.V. is a leading global provider of enterprise business software. Baan Company offers a comprehensive portfolio of best-in-class, component-based applications that are in use by more than 6,300 customers at over 12,000 sites worldwide. Applications and related services offered by the Company help customers gain competitive advantage through improvements to their corporate management, customer management, and operations management processes. Baan Company products reduce complexity, improve core business processes, and are flexible in adapting to business changes to optimize the management of information throughout the entire value chain.

         In May 1998, the Company completed the acquisition of the outstanding shares of CODA Group plc., a provider of financial software. Under the terms of the share exchange, the Company issued approximately 1.9 million shares. In September 1998, the Company acquired all of the outstanding shares of CAPS Logistics, Inc., a provider of optimization software for logistics planning and scheduling. The Company issued approximately 2.5 million shares to complete the acquisition.

         Total net revenues increased 8% ($56.0 million) to $735.6 million in 1998 from $679.6 million in 1997. The Company believes that the ERP software market is being negatively impacted by a number of industry-wide issues including: (i) global economic difficulties and uncertainty; (ii) reductions in capital expenditures by large customers; (iii) increasing competition; and (iv) increased customer focus on addressing Year 2000 problems. The Company believes the impact of these market forces was more pronounced upon the Company because, as compared to certain of its competitors, license fees comprise a greater percentage of the Company's total revenue, as compared to non-license revenues such as maintenance, service and consulting. These factors have, in turn, given rise to a number of market trends that have slowed license revenue growth, including (a) longer sales cycles; (b) increased uncertainty of customers in making purchasing decisions; (c) deferral or delay of IT projects and generally reduced expenditures for software; (d) reallocation of reduced capital expenditures to fix Year 2000 problems of existing systems; and (e) increased price competition. The Company's license revenues were adversely affected by these factors beginning in the third quarter of 1998, as the Company experienced a decline in the number of license seats from both direct sales and the indirect channel. The Company expects these factors to continue to impact license revenues and that these trends will continue into 1999 until global economic conditions improve and Year 2000 compliance is complete.

         During the fourth quarter of 1998, the Company completed key elements of its restructuring program to reduce costs and gain efficiencies across all aspects of the organization. In connection with these efforts, the Company recorded non-recurring charges of $140.5 million related to restructuring, losses on the disposal of certain under-performing business entities and other assets, and other asset write-downs. The restructuring component of the charge was $55.2 million and included severance-related expenses for over 1000 employees, costs associated with the cancellation of certain marketing and sales programs, and costs related to the consolidation and closure of approximately 50 offices. The Company disposed of certain non-strategic business entities and recognized a loss of $58.0 million in connection with the disposal of those assets. The Company also recognized a charge of $27.3 million for the write-down of certain of long-lived assets in connection with the reorganization. Approximately $31.3 million of these non-recurring charges are accrued as of December 31, 1998.


OUTLOOK

GENERAL

         The enterprise applications market as defined today by industry analysts has come together through the consolidation of three primary markets corporate management, customer management and operations management.

         Operations management is the most established of the three markets with its roots in the control automation market of the 1960s and 1970s and the manufacturing planning software market of the 1980s. This evolved into the Enterprise Resource Planning (ERP) of the 1990s and today includes primarily ERP and supply chain areas.

         The corporate management market evolved from accounting and contract management systems in the early 1980s. Human resource and more comprehensive financial planning and control systems were added to this segment in the 1990s.

         The final market, customer management, developed in the 1990s out of the sales force automation (SFA), product configuration, customer support, and call center markets.

         Like many enterprise application vendors, Baan Company's roots are in the ERP/operations management arena. During the late-1990s, several factors drove ERP industry growth rates in excess of 50% per year. Some of the key drivers included:

         - Requirement to continually drive down costs in a competitive global economic environment,

         - Conversion of legacy systems to a new generation of products to support the Year 2000 (Y2K),

         - The requirement to support multi-currency reporting due to adoption of the Euro.

         In early 1998, market analysts expected growth rates to moderate somewhat but continue in excess of 35% per year through the year 2001. In fact, based on publicly available information or analysts' estimates, the leading vendors in the operations management space saw growth rates drop unexpectedly from around 40% in the first quarter 1998 (compared to first quarter 1997) to less than 5% growth in the fourth quarter 1998 (vs. fourth quarter 1997). Expectations today among industry analysts are that the operations management segment will continue to remain difficult and challenging through 1999 and that the market is not expected to significantly improve until the year 2000. At that point, when customers have solved the Y2K issues, analysts expect that customers will begin looking for new ways to improve operational efficiencies.

         In the meantime, market growth opportunities for enterprise application vendors remain in three distinct areas:

         - Customer Management - Industry analysts expect growth levels in excess of 50% per year for this area, driven by new Internet technology that is opening new distribution channels and increasing revenue.

         - Supply chain area of operations management - Industry analysts suggest that this area appears to be growing in excess of 50% per year, driven by dramatic cost reductions in transportation and inventory holding costs,

         - Mid-market ERP - The cost and complexity of traditional ERP and operations management products historically limited adoption in this segment. As vendors like Baan Company delivered solutions on industry standard platforms and reduced deployment times from years to months, operations management solutions became cost effective for the mid-market. Industry analysts continue to believe that the mid-market represents higher growth opportunities for the ERP vendors.

         Entering 1998, growth rates for the ERP sector appeared healthy, but by the third quarter 1998 market dynamics had changed and growth rates deteriorated much more rapidly than expected. As reported above, market growth rates among leading enterprise application vendors fell from 40% per year in the first quarter to less than 5% per year in the fourth quarter.

         In the final weeks of the third quarter, the slowdown in market growth became apparent. ERP customers delayed or drastically downsized purchases in the final days of the quarter as they reallocated funds away from Y2K replacement business to fixing existing legacy systems. Global economic uncertainty also contributed to this slowing of orders across other product areas. In mid-1998, a significant portion of Baan Company revenue came from new license revenue. Other enterprise application vendors have business models that rely more than 50% on services and maintenance revenue. This difference contributed, the Company believes, to the Company being one of the first to be impacted by these market changes. The Company incurred a $39.7 million loss for the third quarter. Subsequently, other vendors have reported drops in revenue growth.

         The Company determined that these market changes were systemic to the enterprise applications market and unlikely to reverse for at least a year. Baan Company responded to this change immediately and decisively. During the fourth quarter 1998, the Company looked for ways to reduce costs by 20%, to gain efficiencies across all aspects of the organization, and to reinforce and refocus its existing strategies. To accomplish this goal the Company instituted a number of actions and strict cost controls:

         - Announced a plan to reduce headcount by approximately 20% (from a high of approximately 6,200 people worldwide) by eliminating programs and reducing duplicate management, sales, marketing, and finance functions.

         -        Disposed of certain non-core business entities.

         -        Closed 50 offices around the world.

         -        Cancelled certain marketing programs.

         - Signed an equity financing agreement with Fletcher International Limited that provided $75 million in cash with the option to extend the agreement for an additional $150 million.

         -        Accelerated the absorption of Baan Midmarket Solutions B.V.
                  ("BMS") into Baan Company.

         As a result of these actions, the cost structure for the Company as it exited the first quarter 1999 is approximately 20% less than the cost structure at the end of the third quarter 1998.

         Baan Company is focused on the following key strategies:

         - Simplify the Complexity and Reduce the Risk of Traditional Implementation.

         - Target Small to Medium Sized Enterprises ("SME") to Bring Big Company Capabilities to the Mid-Market.

         -        Pursue Product Innovation.

         -        Leverage Third-Party Implementation Providers.

         -        Expand Global Distribution, Sales, Services and Support
                  Capabilities.


CAPITAL EXPENDITURES

         Investing activities provided $27.5 million of cash in 1998. Proceeds from the sale and maturities of marketable securities and investments of $313.2 million were partially offset by the net purchase of property and equipment of $30.3 million, an increase of $29.6 million in capitalized software development costs, purchases of marketable securities of $209.5 million and payments for acquisitions and investments of $23.2 million. The Company expects capital expenditures will remain relatively flat from 1998 to 1999. With the exception of the semi-annual interest payments on the convertible debt of $4.3 million per payment, the Company had no significant capital commitments in 1999.


FINANCING

         Financing activities in 1998 provided cash of $113.3 million, primarily due to proceeds from the issuance of common shares in the Company capital of $39.5 million upon exercise of stock options and for the Employee Stock Option Program and a $75.0 million equity investment from Fletcher International Limited ("Fletcher"). Fletcher paid $75 million to the Company in exchange for the right to subscribe for shares, which right can be exercised (in one or more tranches) through December 31, 2001. The number of common shares and the price per share will be based on future market price of the shares and will be calculated when the shares are purchased. In no event may the exercise price exceed $16.00 per share, which results in the minimum issuance of approximately 5 million common shares. Subject to certain terms, the agreement also provides for an additional investment of up to $150 million in the Company over the next three years (again based on a formula based on the future market price of the Company shares at or around the time of issuance). For nine months commencing October 1, 1999, the Company has the right to require Fletcher to subscribe for up to $75 million worth of additional common shares. To the extent that the Company has not fully exercised its right, Fletcher has the right to purchase any unexercised portion during the remaining term of the agreement. Also, for 27 months commencing October 1, 1999, Fletcher has the additional right to subscribe for another $75 million in common shares.

         The Company has a credit facility with ABN AMRO Bank in The Netherlands which allows the Company and its subsidiaries to borrow up to NLG 40 million (or $21.2 million, based on the exchange rate at December 31, 1998). There were no outstanding borrowings under the credit facility at December 31, 1998. As of December 31, 1998, one of the Company's subsidiaries has a $3 million line of credit with its local bank (reduced to $1 million in January 1999). ABN AMRO has guaranteed repayment on the line of credit to the local bank. Accordingly, the Company's ability to borrow on its NLG 40 million credit facility is reduced by the amount of the guarantee at December 31, 1998.

         Under the terms of the credit facility with ABN AMRO Bank, the Company, its Netherlands subsidiaries, and Baan USA, Inc. have pledged their accounts receivable as collateral for the credit facility. Furthermore, these entities may not transfer title to any of their assets outside the normal course of business without the express written consent of the bank. There are no financial covenants associated with this facility. The Company is also working with a consortium of international banks to further increase its line of credit.

         As of December 31, 1998, the Company had outstanding long-term debt of $191.0 million, consisting of the Company's convertible subordinated notes due December 15, 2001. These notes bear interest at a rate of 4.5% per annum and are payable on December 15, 2001 to the extent not converted into common shares at the election of the holder prior to such maturity date. Interest under the notes amounts to $8.6 million per year, payable semi-annually, and there is no sinking fund requirement. The notes are convertible at the option of each holder at a conversion price of $22 per share. Accordingly, if the trading price of the Company's common shares at the maturity date exceeds such conversion price, the notes will generally be converted into common shares prior to repayment. If the price of the common shares does not, however, exceed the conversion price, the Company will be required to repay the notes using existing cash balances and other financing arrangements. There can be no assurances that the state of the financial markets or the condition of the Company's business at the time of any such repayment requirement will permit any such refinancing on reasonable terms.

         The Company believes that existing cash, cash equivalents and short-term marketable securities, cash generated by operations, and existing credit facilities, will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months. The Company may from time to time consider acquisitions of complementary businesses, products or technologies, which could require additional financing. Such acquisitions could include the acquisition of one or more distributors, but no such contemplated acquisition, if effected, is likely to be material to the Company's financial condition. In addition, continued growth in the Company's business and other factors may from time to time require additional capital. There can be no assurance that additional capital will be available to the Company if and when required, or that such additional capital will be available on acceptable terms.


STAFFING

         As of December 31, 1998, the Company had 5,101 full-time employees, of which 1,671 were engaged in research in development, 978 in sales and marketing, 2,001 in billable services, including product support, and 451 in finance and general administration. Full-time employees in 1996 and 1997 were 2,568 and 4,254, respectively. The Company does not expect a significant increase in employees in 1999.

PRODUCT DEVELOPMENT

         The Company's research and development ("R&D") comprised a research group of 70 employees and a development group of 1,601 employees at December 31, 1998. The research group evaluates new and emerging technologies and methodologies. The organization develops prototypes to test the practical use of new concepts and helps determine how these concepts might be introduced into the Company's products. Research areas include intelligent resource planning, object-oriented technologies and functionality, money requirements planning, logistics tools, performance tools, and extensions to Orgware to more closely integrate software to the customer's organization.

         The development group's activity is structured around multiple small teams. The Company employs concurrent engineering principles to ensure various product elements are kept in line with the whole product strategy and architecture. Development activities occur 24 hours-a-day among the Company's development sites across 11 countries. This distributed approach to development allows Baan to leverage the best software development talent and expertise around the world. Based on industrial production principles, each team focuses on the development of independent software components within a disciplined set of protocols that enable the components to work together as a final product. This enables the Company to manage the overall process in incremental elements and to track performance, identify problem areas, and add additional resources where necessary.

         The Company also maintains detailed release planning procedures to ensure integration, testing, and version control among different teams developing a single release. This team approach also allows development activity to be decentralized in order to take advantage of skill sets available in different parts of the world and to enable local requirements to be addressed near the markets where they are best understood. Development activities are performed primarily in The Netherlands, India, Denmark, United Kingdom, and the United States, with additional teams in six other countries around the world.

         The Company's development organization is focusing on enhancements and customary error corrections to existing product versions, and development of future versions of the Company's software. Development activities are currently focused principally on the Company's next generation product line, which utilizes a new, adaptable component architecture designed to ease integration of disparate application components, from Baan and other vendors, and to make it easier for customers to gradually migrate to new release versions rather than having to migrate a full application suite across the entire company.


CORPORATE GOVERNANCE

         The supervisory and managing directors of the Company attach great importance to corporate governance.

         The Company is committed to developing and sustaining long-term relationships with all stakeholders, including customers, employees, business partners, and shareholders. The Company aspires to lead the global software market in areas such as customer satisfaction, employee retention and development, product quality and shareholder-return, and fosters a basic set of guiding principles.

         The core Company values include (i) Innovation: recruiting and developing employees and partners committed to innovation in an environment free of departmental and geographical boundaries, (ii) Integrity: the expectation of honest, open and ethical dealings at all times with all stakeholders, and (iii)
Initiative: personal responsibility and willingness to take calculated risks with may improve product of service offerings. The Company believes that its adherence to these values has enabled it to build strong relationships with employees, as evidenced by its historically low rate of employee turnover. In addition, the Company has enjoyed close working relationships with customers and implementation providers who, the Company believes, have developed significant confidence in Baan's performance and commitment.

         The Company has followed with interest the public debate in the Netherlands with respect to corporate governance. The Company in general supports, in line with its above mentioned Company values, many of the recommendations included in the Corporate Governance Report prepared in June 1997.

         In this respect it is noted that the Company has no anti-takeover devices. Moreover, the Company complies with the extensive disclosure requirements of the Securities and Exchange

Commission in the United States, including the voluntary quarterly filing of Form 6-K and the annual filing of Form 20-F.

         With respect to certain specific recommendations of the Corporate Governance Committee, the Company qualifies for an exemption under Article 2:153 of the Dutch Civil Code that would otherwise require the Company to adopt the so-called "structuurregime" for large companies (which would remove certain powers from the shareholders and place them with the Supervisory Board). In addition, the Company has not voluntarily adopted the "structuurregime." Accordingly, the power of the General Meeting of Shareholders is not diminished (one share, one vote), and the shareholders retain the power to appoint both the Supervisory and Management Boards.

         Equity investors in the Company obtain voting shares, and not as is often the case in the Netherlands, non-vesting certificates, and thereby retain their voting rights. Accordingly, the Company feels that the influence of shareholders is appropriate and balanced and that there is no need for change in this regard.

         The Company regards it as neither necessary nor appropriate to request the external auditor of the Company to verify compliance with the recommendations of the Corporate Governance committee, as corporate governance includes a multitude of topics, including legal issues. It is not appropriate to submit such issues to the judgement of the auditor, because such would extend beyond the audit function of the auditor and would require legal and other non-audit judgements.

         In accordance with the requirements of Dutch law, the Articles of Association of the Company provide that shareholders together holding at least 10% of the issued capital of the Company may be authorized by the competent court in the Netherlands to convene a General Meeting of Shareholders. The Corporate Governance Committee has recommended to substantially expand the rights of Shareholders to place items on the agenda of the General Meeting of Shareholders. According to the Articles of Association of the Company, the Management Board convenes General Meetings, and the agenda of such meetings shall inter alia, contain proposals by the Management Board or the Supervisory Board. In view of the foregoing recommendation, the Company hereby agrees to consider for inclusion in the agenda of General Meetings of Shareholders proposals which have been submitted to the Management Board and the Supervisory Board by shareholders together holding at least 1% of the issued capital of the Company, provided that such proposals have been received 60 days prior to the General Meeting of Shareholders, and to include items properly submitted in accordance with the foregoing in the agenda of the next General Meeting of Shareholders if both the Management Board and the Supervisory Board are of the opinion that such is not contrary to (i) the interests of the Company and its stakeholders and (ii) the appropriate course of affairs and company order (venootschappelijke orde).

         Among the recommendations of the Corporate Governance Committee which the Company supports, the Company in particular believes that the recommendation to introduce an efficient system of proxy solicitation in the Netherlands and the recommendation that the repurchase of shares should be possible in the Netherlands without adverse tax consequences deserve swift and favorable attention.

YEAR 2000

         Background. Some computer hardware, software and other date-dependent equipment were designed with programming code in which calendar year data is abbreviated to only two digits (e.g., 1998 is abbreviated to 98). As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are commonly referred to as the "Year 2000 Problem."

         Customer Products. Since the introduction of its Triton 2.2(d) product in 1993, the Company has designed its standard Enterprise Resource Planning ("ERP") software to be Year 2000 compliant (i.e., with the capability of processing accurately inputted 4-digit year values so that it will be able to correctly recognize the Year 2000 and any inputted year, and that it will also be able to recognize the Year 2000 as a leap year). The Company believes that current versions of other standard products to which the Company has recently acquired ownership are also now Year 2000 compliant.

         The Company has made available on its Web site, at baan.com, complete information on the Year 2000 compliance of the Company's products, for the benefit of customers, potential customers, and other interested parties. It also provided a direct mailing to its current customer list expressly identifying for customers those Company products that are Year 2000 compliant and those that are not; that mailing also referred customers to the Company Web site for the most current information. In its mailing to customers, and on its Web site, the Company also urges customers to perform a comprehensive Year 2000 audit of its internal IT systems that operate with the Company's products, and to contact third-party vendors to obtain Year 2000 assurances with respect to those products that interface with or are used in combination with the Company's products. Finally, the Company typically requires Year 2000 compliance warranties from third-party vendors whose products are sold in conjunction with or incorporated into the Company's software products (though the Company, of course, has limited or no control over the actions of these third-party suppliers).

         The Company does not believe it is possible to determine with certainty that all Year 2000 issues associated with the products it sells can be identified or corrected. In addition, the question of whether a software manufacturer is liable in any way to customers of its installed base who are operating earlier, non-Year 2000 compliant versions of its products has not yet been decided by any court, to the best of the Company's knowledge, although some such claims or related claims are pending. To date, the Company has not been the subject of a Year 2000 claim. To the extent that a customer may assert any such claim against the Company in the future, whether on some contract, tort or other theory, the Company believes it has strong defenses to any such claim (both in contract and on other grounds). However, it has been widely reported that a significant amount of "business interruption" litigation will arise out of Year 2000 compliance issues. It is uncertain whether, or to what extent, the Company may be affected by such litigation.

         Internal Information Infrastructure. The Year 2000 Problem could affect computers, software, and other equipment used, operated, or maintained by the Company plus office and facilities equipment such as fax machines, photocopiers, telephone switches, security systems, elevators, and other office infrastructure. Accordingly, the Company has undertaken a review (which remains ongoing) of all internal computer programs and systems material to business operations, to ensure that the programs and systems will be Year 2000 compliant. Based on the review to date, the Company believes that its internal computer systems are or will be Year 2000 compliant in a timely manner. Certain of the Company's back office systems are operating with recent versions of the Company's standard ERP software (which software, as noted above, is designed to be Year 2000 compliant), thereby limiting to some extent the breadth of any Year 2000 compliance issues with respect to the Company's internal systems. The Company has also sent a query letter to certain of its significant vendors of internal information technology infrastructure seeking representations from such vendors that their products are Year 2000 compliant. To date the Company has received a limited number of responses to these query letters. Although the

Company is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000, there can be no assurance that the Company will not experience unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems.


INTRODUCTION OF EURO

         Background. In January 1999, a new currency called the "Euro" was introduced in certain European Economic and Monetary Union ("EMU") countries. By June 30, 2002 at the latest, all participating EMU countries are expected to be operating with the Euro as their single currency. As a result, in less than one year, computer software used by many companies headquartered or maintaining a subsidiary in a participating EMU country is expected to be Euro-enabled, and in less than four years all companies headquartered or maintaining a subsidiary in a participating EMU country will need to be Euro-enabled. The transition to the Euro will involve changing budgetary, accounting and fiscal systems in companies and public administration, as well as the simultaneous handling of parallel currencies and conversion of legacy data.

         Customer Products. Current versions of the Company's standard ERP software products are designed to, or with currently available updates will, accommodate the implementation of the Euro in compliance with current legislation. In addition, the Company offers two "backported" versions, Triton 3.1b.7 and Baan IVb5, that will also support the implementation of the Euro. The Company's ERP product also provides for "multi-base currency conversion," which allows users to adopt the Euro in a phased approach alongside running existing home currency. The Company believes that current versions of other products to which the Company has recently acquired ownership are also now Euro compliant.

         The Company offers products from third-party vendors that contain Euro functionality and are sold in conjunction with or incorporated into the Company's software products. However, the Company has limited or no control over the actions of these third-party suppliers. Any failure of these third parties to comply with the Euro guidelines or to resolve Euro problems with their products in a timely manner could have a material adverse effect on the Company's business, financial condition, and results of operation.

         The Company has made available on its Web site, at baan.com, complete information on the Euro compliance of the Company's products for the benefit of customers, potential customers, and other interested parties. However, management believes that it is not possible to determine with complete certainty that all Euro problems affecting the Company's software products have been identified or corrected, due to the complexity of these products, the fact that the Company's products operate on computer systems and networks from other vendors not under the Company's control, and the fact that the Company's products interact with software from other vendors not under the Company's control.

         Internal Accounting and Invoicing Systems. The Company is not aware of any material operational issues or costs associated with preparing its own internal systems for the Euro. As noted above, certain of the Company's back office systems are operating with recent versions of the Company's ERP software, thereby limiting to some extent the breadth of any Euro compliance issues with respect to the Company's internal systems. The Company does utilize third-party vendor equipment and software products that may or may not be Euro compliant. Although the Company is currently taking steps to address the impact, if any, of Euro compliance for such third-party products, the failure of any critical components to operate properly in a Euro environment may have an adverse effect on the business or results of operations of the Company or require the Company to incur expenses to remedy such problems.



Barneveld, March 1, 1999


Tom C. Tinsley
Managing Director

                              NOTE TO SHAREHOLDERS



         In submitting these Accounts for shareholder approval, the Company is closing one chapter of its history, but opens another as it repositions itself for new success in the enterprise application market. Subsequent to year end, we have come through a significant restructuring (described in the Managing Director's Report) that we believe better aligns the business with the current market opportunities. In addition, Baan's shareholders approved a new Supervisory Board at the Extraordinary General Meeting of shareholders held on March 19, 1999. Pierre Everaert, the new Supervisory Board Chairman, is joined by newly elected members Henk van den Breemen, Joop Janssen, John Barter, and Koichi Nishimura, in addition to David Hodgson, William Grabe, and Hans Wortmann (each of whom was reappointed).

         And at the upcoming Annual General Meeting of shareholders to be held on June 23, the shareholders will be asked to ratify a new Management Board, consisting of Mary Coleman, Chairman and Chief Executive Officer; Laurens van der Tang, Executive Vice President Research and Development; Jim Mooney, Executive Vice President Chief Financial Officer; Peter Aird, Executive Vice President Global Support; and Klaas Wagenaar, Executive Vice President Operational and Strategic Initiatives.

         Baan has enjoyed success and generated substantial shareholder value since going public in 1995. While 1998 closed on a challenging note for the Company due to changing market dynamics and other factors, we believe we have repositioned the Company for new successes, and that this new leadership team is the right mix to take Baan to that next level of success.

                                BAAN COMPANY N.V.

                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                  (After proposed appropriation of net results)

                                     ASSETS



                                    December 31,       December 31,
                                       1997                1998
                                    ------------       ------------
FIXED ASSETS
Intangible fixed assets              $ 41,085            $ 52,644
Tangible fixed assets                 101,430             141,017
Financial fixed assets                 30,212              26,214
                                     --------            --------
TOTAL FIXED ASSETS                    172,727             219,875

CURRENT ASSETS
Trade debtors                         240,422             277,761
Due from related parties               42,765               6,297
Income tax receivable                      --              45,045
Deferred tax asset                     10,788                  --
Other current assets                   39,443              67,342
Marketable securities                 104,847               1,080
Cash and cash equivalents             111,417             205,751
                                     --------            --------
TOTAL CURRENT ASSETS                  549,682             603,276


                                     --------            --------
TOTAL ASSETS                         $722,409            $823,151
                                     ========            ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY



                                                                    December 31,       December 31,
                                                                       1997                1998
                                                                    ------------       ------------
GROUP EQUITY
Shareholders' equity                                                 $290,465            $156,760

LONG-TERM DEBT
Convertible subordinated notes                                        200,000             190,103
Credit institutions                                                       718                 910
Other                                                                   4,650              21,915
                                                                     --------            --------
TOTAL LONG-TERM DEBT                                                  205,368             212,928

CURRENT LIABILITIES
Credit institutions and current portion of long-term debt               1,730                 523
Accounts payable                                                       59,729              74,508
Accrued liabilities                                                    63,823             162,771
Payroll taxes payable                                                  10,641              16,758
Income tax payable                                                     52,468              43,441
Other current liabilities                                               8,313               7,529
Deferred revenue                                                       29,872             147,933
                                                                     --------            --------
TOTAL CURRENT LIABILITIES                                             226,576             453,463

                                                                     --------            --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           $722,409            $823,151
                                                                     ========            ========

                                BAAN COMPANY N.V.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                         YEAR ENDED DECEMBER 31,
                                                              1996                  1997                   1998
                                                            ---------             ---------             ---------
NET REVENUES:
  License revenue                                           $ 226,135             $ 367,101             $ 285,778
  License revenue from related parties                         14,532                66,325                50,600
                                                            ---------             ---------             ---------
     Total license revenue                                    240,667               433,426               336,378
  Maintenance and service revenue                             174,875               246,170               399,271
                                                            ---------             ---------             ---------
     TOTAL NET REVENUES                                       415,542               679,596               735,649

COST OF REVENUES:
  Cost of license revenue                                      14,442                31,212                30,741
  Cost of maintenance and service revenue                     143,746               189,871               302,063
                                                            ---------             ---------             ---------
     TOTAL COST OF REVENUES                                   158,188               221,083               332,804
                                                            ---------             ---------             ---------

GROSS MARGIN                                                  257,354               458,513               402,845
                                                            ---------             ---------             ---------

OPERATING AND NON-RECURRING EXPENSES:
  Sales and marketing                                         102,191               171,572               272,497
  Research and development                                     45,843                90,849               151,369
  General and administrative                                   49,136                72,489               156,148
  Asset write-downs                                                --                 3,393                36,899
  Loss on disposal of assets                                       --                    --                58,030
  Restructuring and other non-recurring expenses                   --                 8,675                59,972
                                                            ---------             ---------             ---------
     TOTAL OPERATING AND NON-RECURRING EXPENSES               197,170               346,978               734,915
                                                            ---------             ---------             ---------

INCOME (LOSS) FROM OPERATIONS                                  60,184               111,535              (332,070)

Interest income                                                 1,137                14,408                 8,668
Interest expense                                              (12,338)              (11,750)
                                                                                                           (1,889)
Other income (expense), net                                       435                   (95)                  (40)
                                                            ---------             ---------             ---------

INCOME (LOSS) BEFORE INCOME TAXES                              59,867               113,510              (335,192)

Provision (benefit) for income taxes                           23,255                36,354               (20,000)
                                                            ---------             ---------             ---------

NET INCOME (LOSS)                                           $  36,612             $  77,156             $(315,192)
                                                            =========             =========             =========

Net income (loss) per share
  Basic                                                     $    0.20             $    0.40             $   (1.59)
  Diluted                                                   $    0.19             $    0.37             $   (1.59)

Shares used in computing per share amounts
  Basic                                                       179,512               190,842               198,519
  Diluted                                                     196,496               206,071               198,519


Prior period amounts have been reclassified for the merger with Aurum Software Inc. and some other items to conform to the current period presentation.

                                             BAAN COMPANY N.V.

                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                              (in thousands)



                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                         1996           1997            1998
                                                                                      ---------       ---------       ---------
Operating activities:
Net income (loss)                                                                     $  36,612       $  77,156       $(315,192)
  Adjustments to reconcile net income (loss) to net cash provided by
    (used in) operating activities:
    Depreciation and amortization                                                        19,782          29,104          51,511
    Provision for doubtful accounts                                                       1,635          12,415          55,304
    Provision (benefit) for deferred income taxes                                        (7,187)        (10,592)         10,788
    Asset write-downs                                                                        --           3,393          36,899
    Loss on disposal of assets                                                               --              --          45,988
    Restructuring and other expenses                                                         --              --          14,693
    Foreign currency transaction (gains) losses                                             170          (6,452)          3,648
    Changes in operating assets and liabilities, net of acquisitions:
      Accounts receivable                                                               (91,155)        (97,592)        (84,921)
      Due to/from related parties                                                            --         (42,765)         36,817
      Other current assets                                                               (6,026)        (39,356)        (53,077)
      Accounts payable                                                                   12,312          19,599         (12,408)
      Accrued liabilities                                                                14,367          42,727          49,685
      Payroll taxes payable                                                               2,899           5,125           1,533
      Income taxes payable                                                               14,023          33,909          (7,923)
      Other current liabilities                                                             746          (3,256)          2,198
      Deferred revenue                                                                    1,923          17,924         123,465
                                                                                      ---------       ---------       ---------
Net cash provided by (used in) operating activities                                         101          41,339         (40,992)
                                                                                      ---------       ---------       ---------

Investing activities:
Property and equipment purchased                                                        (23,856)        (42,457)        (38,674)
Property and equipment sold                                                               3,893           7,604           8,377
Increase in capitalized software development costs                                      (10,705)        (29,518)        (29,581)
Payment for acquisitions and investments, net of cash acquired                           (3,806)        (59,922)        (23,240)
Proceeds from sale of investments and subsidiaries                                           --              --          18,689
Purchases of marketable securities                                                      (14,286)       (539,233)       (209,451)
Proceeds from maturities of marketable securities                                        33,982         438,253         313,218
Other                                                                                     1,095          (2,231)        (11,856)
                                                                                      ---------       ---------       ---------
Net cash (used in) provided by  investing activities                                    (13,683)       (227,504)         27,482
                                                                                      ---------       ---------       ---------

Financing activities:
Payments under short-term credit facilities                                              (3,249)           (742)           (917)
Payments of long-term borrowings                                                           (414)         (1,108)           (266)
Issuance costs of convertible subordinated notes                                         (4,375)           (875)             --
Proceeds from sale of accounts receivable                                                17,000          17,500              --
Proceeds from issuance of convertible subordinated notes                                175,000          25,000              --
Proceeds from issuance of mandatorily redeemable convertible preferred stock                882              --              --
Proceeds from issuance and subscription of common shares                                 51,147          18,002         114,466
                                                                                      ---------       ---------       ---------
Net cash provided by financing activities                                               235,991          57,777         113,283

Effect of foreign currency exchange rates on cash and cash equivalents                     (383)          2,819          (5,439)
                                                                                      ---------       ---------       ---------
Increase (decrease) in cash and cash equivalents                                        222,026        (125,569)         94,334
Cash and cash equivalents at beginning of year                                           14,960         236,986         111,417
                                                                                      ---------       ---------       ---------
Cash and cash equivalents at end of year                                              $ 236,986       $ 111,417       $ 205,751
                                                                                      =========       =========       =========

Supplemental  disclosures of cash flow information:
Cash paid during the period for:
  Interest                                                                            $     657       $  10,924       $  11,732
  Taxes                                                                               $  12,869       $   6,561       $  17,204

Tax benefit related to issuance of common shares                                      $     797       $      --       $      --
Conversion of convertible notes to common shares                                      $      --       $      --       $   9,896
Issuance of common shares for business acquisitions                                   $     459       $   2,059       $  52,111



Prior period amounts have been reclassified for the merger with Aurum Software Inc. and some other items to conform to the current period presentation.

                                BAAN COMPANY N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

         The consolidated financial statements are stated in United States dollars and are prepared under the historical cost convention. Assets and liabilities are stated at their nominal value except in those cases where a different basis of valuation is disclosed in the notes. The financial statements have been prepared in accordance with generally accepted accounting principles in The Netherlands. The Company has used the pooling method of accounting for certain of its business combinations due to the Company's United States orientation.

         As permitted by Section 402, Book 2 of the Netherlands Civil Code, a condensed statement of operations is presented for the Company itself.


BUSINESS

         Baan Company N.V. (the "Company" or "Baan") is incorporated in The Netherlands. The Company provides enterprise business management software for an open systems, client/server computing environment. The Company's products address an organization's entire value chain, from front office functions (such as interaction with customers and sales) to the more traditional back-office operations (such as order management and inventory control) associated with Enterprise Resource Planning ("ERP"). The Company sells and supports its products through corporate headquarters in Barneveld, The Netherlands and Reston, Virginia, USA; Business Support Centers in three main locations located in The Netherlands, the United States and India; and direct and indirect distribution channels.


PRINCIPLES OF CONSOLIDATION

         The accompanying financial statements consolidate the accounts of the Company and its Group Companies. All significant intercompany accounts and transactions have been eliminated. Investments in companies in which the Company has significant influence are accounted for under the equity method.


FOREIGN EXCHANGE

         Assets and liabilities of the Company's foreign subsidiaries are translated from their respective functional currencies to United States dollars at year-end exchange rates. Income and expense items are translated on a quarterly basis at the average rates of exchange prevailing during the quarter. The adjustment resulting from translating the financial statements of the Company's foreign subsidiaries is reflected as an accumulated translation adjustment in shareholders' equity. Also, included in shareholder's equity are the effects of exchange rate changes on intercompany transactions of a long-term nature. Foreign currency transaction gains and losses are included in sales and marketing expenses in the accompanying statements of operations.

DERIVATIVE FINANCIAL INSTRUMENTS

         Derivative financial instruments are used by the Company in the management of its foreign currency exposures. Realized and unrealized gains and losses on foreign currency forward contracts are marked to market and recognized in results of operations. Any realized and unrealized gains and losses on contracts used to hedge intracompany transactions of a long-term nature are included in the accumulated translation adjustment in shareholders' equity.


REVENUE RECOGNITION

         License revenue is derived from software licensing fees. Maintenance and service revenue is derived from maintenance support services, training and consulting. License and hardware revenue is recognized upon delivery if the Company has a signed agreement in place, the license fee is fixed and determinable, and collection of the resulting receivable is deemed probable. Sales to third party and related party indirect channel partners are recorded upon product shipment subject to the conditions noted above, and reported sales by such partners to end-users. Delivery is further defined in certain contracts as delivery of the product master or first copy for noncancelable product licensing arrangements under which the customer has certain software reproduction rights. Returns and allowances are estimated and provided for at the time of sale. Service revenue from customer maintenance fees for ongoing customer support and product updates is recognized ratably over the term of the maintenance period, which is typically twelve months. Payments for maintenance fees are generally made in advance and are nonrefundable. Service revenue from consulting and training is billed separately and is recognized as the services are performed. Revenues under software contracts requiring product customization or service contracts containing fixed-price arrangements are recorded under contract accounting on a percent-of-completion basis.


SOFTWARE DEVELOPMENT COSTS

         Costs related to research, design and development of computer software are expensed as incurred. Certain software development costs related to completion of internally developed products are capitalized at the point that technological feasibility is established, normally at the completion of a detail program design. Capitalized amounts are reported at the lower of unamortized cost or net realizable value. These costs are amortized on a product-by-product basis. The annual amortization expense is the greater of the amount computed using the ratio of current revenue to the total anticipated revenue for the product or the straight line method over the estimated life of the product (generally three years), starting when the product is available for general release to customers. Estimated lives are revised when new projects or product enhancements which affect product lives are completed. The establishment of technological feasibility and the ongoing assessment of the recoverability of capitalized amounts require a significant amount of judgment by management in assessing such factors as future revenues, product lives and economic changes in the Company's marketplace. Amortization of software development costs was approximately $2,464,000, $5,947,000 and $14,828,000 for the years ended December 31, 1996, 1997 and 1998, respectively. Such amortization is included in cost of license revenue.


PER SHARE INFORMATION

         Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) and convertible securities when the effect is dilutive. The computation for net loss per share excludes any anti-dilutive common equivalent shares.

         The following table sets forth the computation of basic and diluted net income (loss) per share for the years ended December 31, (in thousands, except per share amounts):


                                                                                   1996              1997            1998
                                                                                -----------      -----------      -----------
               Numerator:
                 Net income (loss)                                              $    36,612      $    77,156      $  (315,192)
                                                                                ===========      ===========      ===========

               Denominator:
                  Denominator for basic income (loss) per share -
                    Weighted average shares                                         179,512          190,842          198,519
                    Common equivalent shares                                         16,984           15,229               --
                                                                                -----------      -----------      -----------

                  Denominator for diluted income (loss) per share -
                    Adjusted weighted average shares and assumed conversions        196,496          206,071          198,519
                                                                                ===========      ===========      ===========

               Basic income (loss) per share                                    $      0.20      $      0.40      $     (1.59)
               Diluted income (loss) per share                                  $      0.19      $      0.37      $     (1.59)


         At December 31, 1996, 1997 and 1998, 7,955,000, 9,091,000 and
8,641,000, respectively, shares issuable upon conversion of the Company's convertible subordinated notes were excluded from the computation of diluted earnings per share because the effect was anti-dilutive. At December 31, 1998, 7,425,000 common equivalent shares were excluded from the computation of diluted earnings per share because the effect was anti-dilutive. See Note 7 to Notes to Consolidated Financial Statements.


CASH AND CASH EQUIVALENTS

         The Company considers investments in highly-liquid debt instruments with insignificant interest rate risk and maturities of 90 days or less at the date of purchase to be cash equivalents. The carrying amount reported in the balance sheets for cash and cash equivalents approximates their fair value based on quoted market prices.

         Cash equivalents consist principally of investments in certificates of deposit with approved financial institutions, commercial paper and other specific money market instruments of similar liquidity and credit quality. The Company has not experienced any significant losses related to these investments.

         The Consolidated Statements of Cash Flows were prepared using the indirect method.


MARKETABLE SECURITIES

         Debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as securities available-for-sale and are carried at fair value.

         Management determines the proper classifications of debt and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. By policy, the Company's investments are primarily in short-term notes.

RECLASSIFICATIONS

         Certain prior period amounts have been reclassified to conform to the current period presentation.


2 INTANGIBLE FIXED ASSETS

         Intangible fixed assets represent the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired.

         Amortization of such assets is provided on the straight-line method over the following estimated useful lives. In some cases, estimated useful lives are over 5 years:


               - Goodwill                           8 years
               - Customer lists                     5 years
               - Assembled workforce                7 years


         Intangible fixed assets consist of the following (in thousands):


                                                                   CUSTOMER      ASSEMBLED
                                                    GOODWILL        LISTS        WORKFORCE         TOTAL
                                                    --------       --------       --------       --------
               Book value at December 31, 1997      $ 25,213       $  9,226       $  6,646       $ 41,085

               Purchases and additions                42,999          3,249          7,065         53,313
               Disposals and write-downs             (17,988)        (6,732)        (7,331)       (32,051)
               Amortization                           (4,718)        (2,743)        (1,298)        (8,759)
               Foreign exchange difference              (575)           (77)          (292)          (944)
                                                    --------       --------       --------       --------

               Book value at December 31, 1998      $ 44,931       $  2,923       $  4,790       $ 52,644
                                                    ========       ========       ========       ========

               Total accumulated amortization       $ 15,504       $ 13,194       $  3,638       $ 32,336
                                                    ========       ========       ========       ========

         3 TANGIBLE FIXED ASSETS

         Tangible fixed assets are stated at cost. Depreciation and amortization of such assets is provided on the straight-line method over the following estimated useful lives:


               - Computer equipment                3 - 5 years
               - Other property and equipment      5 - 7 years

         Tangible fixed assets consist of the following (at cost in thousands):


                                                         1997                       1998
                                               ----------------------      ----------------------
               Leasehold improvements                        $  7,137                    $ 19,161
               Computer equipment              $ 60,445                    $ 73,859
               Furniture and other               23,561                      36,247
                                               --------                    --------
                                                               84,006                     110,106
               Software development costs                      62,820                     100,579
                                                             --------                    --------
               Total                                         $153,963                    $229,846
                                                             ========                    ========

         Tangible fixed assets consists of the following (in thousands):


                                                 Buildings and        Other         Software
                                                    leasehold       operating      development
                                                  improvements        assets          costs           Total
                                                 -------------      ---------      -----------      ---------
               Book value at December 31, 1997      $   5,660       $  46,346       $  49,424       $ 101,430

               Purchases and investments               14,859          42,158          46,790         103,807
               Disposals and write-downs               (2,126)        (17,561)        (22,919)        (42,606)
               Capitalization                              --              --          19,210          19,210
               Depreciation                            (3,194)        (24,605)        (14,828)        (42,627)
               Foreign exchange difference                 50           1,111             642           1,803
                                                    ---------       ---------       ---------       ---------
               Book value at December 31, 1998      $  15,249       $  47,449       $  78,319       $ 141,017
                                                    =========       =========       =========       =========

               Total accumulated depreciation       $   3,912       $  62,657       $  22,260       $  88,829
                                                    =========       =========       =========       =========


4 FINANCIAL FIXED ASSETS

         Financial fixed assets consist of the following (in thousands):


                                                    OTHER
                                                  INVESTMENTS       OTHER           TOTAL
                                                  -----------      --------       --------
               Book value at December 31, 1997      $ 27,236       $  2,976       $ 30,212

               Purchases and additions                 2,625             --          2,625
               Disposals                              (1,500)            --         (1,500)
               Amortization                           (5,536)        (1,000)        (6,536)
               Foreign exchange difference             1,413             --          1,413
                                                    --------       --------       --------
               Book value at December 31, 1998      $ 24,238       $  1,976         26,214
                                                    ========       ========       ========

         The other investments relate to companies in which the Company does not have significant influence and are carried at cost or estimated realizable value, if less.

         The other financial fixed assets of $1,976,000 relate to the long-term portion of the commission from the convertible subordinated notes. This commission is being amortized on a straight-line basis over the term of the Notes. The amount is reflected in interest expense in the accompanying consolidated statements of operations.

5 MARKETABLE SECURITIES

         The following is a summary of available-for-sale debt and equity securities (in thousands):


                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997          1998
                                                              --------      --------
               Corporate notes                                $135,624      $     --
               US government agency notes                       20,951            --
               Other                                               337         1,080
                                                              --------      --------
                                                              $156,912      $  1,080
                                                              ========      ========

               Amounts included in cash equivalents           $ 52,065      $     --
               Amounts included in marketable securities       104,847         1,080
                                                              --------      --------
                                                              $156,912      $  1,080
                                                              ========      ========


         All securities held as of December 31, 1998 are due within one year. As of December 31, 1997 and 1998, all securities were designated as available for sale. Accordingly, these securities are carried at fair value. Since the difference between the cost and fair values at such dates was immaterial, no adjustments have been made to the historical carrying value of the investments and no unrealized gains or losses have been recorded as a separate component of shareholders' equity. The cost of securities sold is based on specific identification.


6 SHAREHOLDERS' EQUITY

COMMON SHARES

         The Company is able to declare or pay dividends in any currency or multiple currencies as deemed appropriate by management, although the Company has no present intent to declare any dividend. Each holder of common shares is entitled to one vote per share on all matters presented to a vote of the Company's Shareholders.

         In December 1998, the Company received a $75 million equity investment from Fletcher International Limited ("Fletcher"). Fletcher paid $75 million to the Company in exchange for subscription to common shares, which will be purchased during the period August 1, 1999 through December 31, 2001. The number of common shares and the price per share will be based on future stock price movement and will be calculated when the shares are purchased. In no event may the exercise price exceed $16.00 per share, which results in the minimum issuance of approximately 5 million common shares. Subject to certain terms, the agreement also provides for an additional investment of up to $150 million in the Company over the next three years (again based on a formula based on the market price of the Company shares at or around the time of exercise). For nine months commencing October 1, 1999, the Company has the right to require Fletcher to purchase up to $75 million worth of additional common shares. To the extent that the Company has not fully exercised its right, Fletcher has the right to purchase any unexercised portion during the remaining term of the agreement. Also, for 27 months commencing October 1, 1999, Fletcher has the additional right to purchase another $75 million in common shares.

COMPANY STOCK PLAN

         In December 1993, shareholders approved the 1993 Stock Plan (the "Company Plan"). Through this Plan and subsequent amendments, the Company has reserved a total of 40,000,000 common shares for grant thereunder to eligible participants. The shares may be authorized but unissued, or reacquired common stock. The number of common shares covered under the Plan shall be proportionately adjusted for any increase or decrease in the number of shares issued for which the

Company receives no consideration. As of December 31, 1997 and 1998, 2,222,000 and 3,071,000 common shares, respectively, remain available for grant.

         Should granted options expire or become unexercisable for any reason, the unpurchased shares which were subject thereto shall become available for future grant under the Plan. The term of each option shall not exceed a period of five years from the grant date and each option generally vests over five years. The Plan expires in 2003. The exercise price is determined by the Plan's administrator.


ASSUMED STOCK PLANS

         As a result of the Company's acquisition of Berclain Group, Inc. ("Berclain") in May 1996, the Company assumed the outstanding options under The Berclain Stock Option Plan (the "Berclain Plan"). The Berclain Plan provided for grants of non-qualified stock options to employees and eligible participants of Berclain. The term of each option was not to exceed a period of five years from the grant date and each option generally vested over one year. At December 31, 1998, the Company had reserved 6,926 of its common shares for issuance under the Berclain Plan. No additional grants will be made under the Berclain Plan.

         As a result of the Company's acquisition of Aurum Software, Inc. ("Aurum") in 1997, the Company assumed the outstanding options under Aurum's Stock Option Plans (the "Aurum Plans"). The Aurum Plans provided for grants of incentive and repurchaseable stock options to employees and non-qualified options to eligible participants of Aurum. The term of each option was not to exceed a period of ten years from the grant date and each option generally vested over four years. At December 31, 1998, the Company had reserved 1,567,952 of its common shares for issuance under the Aurum Plans. No additional grants will be made under the Aurum Plans.

         As a result of the Company's acquisition of Beologic A/S ("Beologic") in November 1997, the Company assumed the outstanding options under The Beologic Warrant Scheme (the "Beologic Plan"). The Beologic Plan provided for grants of non-qualified stock options to employees and eligible participants of Beologic. The term of each option was not to exceed a period of 32 months and 31 days from the grant date and each option generally vested over 2.6 years. At December 31, 1998, the Company had reserved 122,796 of its common shares for issuance under the Beologic Plan. No additional grants will be made under the Beologic Plan.

         As a result of the Company's acquisition of CODA ("Coda") in May 1998, the Company assumed the outstanding options under Coda's three stock options plans: the Coda Worldwide Scheme, Coda Incorporated Scheme (U.S.), and Coda Executive Scheme (U.K.) (the "Coda Plans"). The Coda Plans provided for grants of incentive stock options to employees and non-qualified options to eligible participants of Coda. The term of each option was not to exceed a period of ten years from the grant date and each option generally vested over three years. At December 31, 1998, the Company had reserved 97,207 of its common shares for issuance under the Coda Plans. No additional grants will be made under the Coda Plans.


EMPLOYEE STOCK PURCHASE PLANS

         In February 1995, the Company adopted the 1995 Employee Stock Purchase Plans (U.S. ESPP and Non-U.S. ESPP). The U.S. ESPP permits eligible employees of Baan USA to purchase common shares through payroll deductions of up to the lesser of 10% of their compensation, or $25,000 in any year. The price of common shares purchased under the U.S. ESPP will be 85% of the lower of the fair market value of the Company's common shares on the first or last day of each offering period. The Non-U.S. ESPP terms are modified for local rules governing such plans. A total of 4,000,000 common shares are available for grant under the two Employee Stock Purchase Plans. Approximately 2,185,750 common shares were issued under these plans through December 31, 1998.


DIRECTOR STOCK OPTION PLAN

         In March 1995, the Company adopted the 1995 Director Stock Option Plan ("Director Plan"). Under the terms of the Director Plan, each person who becomes a Supervisory Director after July 1, 1995 shall automatically be granted an option to purchase 32,000 common shares of the Company ("Initial Options"). Initial Option grants vest in four equal annual installments. All options have a term of five years and are to be granted at fair market value at the date of grant. In the event of a merger or sale of the Company, all options granted become exercisable immediately. The Company has reserved a total of 1,600,000 common shares for grant under the Director Plan. As of December 31, 1998, the Company's directors and executive officers had outstanding options to purchase an aggregate of approximately 4,521,000 Common Shares.

Option activity under the Company Plans, excluding employee stock purchase plans, was as follows:


                                                 OUTSTANDING        WEIGHTED
                                                  NUMBER OF       AVERAGE PRICE
                                                   OPTIONS         PER OPTION
                                                 -----------      -------------
               Balance at December 31, 1995       18,432,000       $      1.74
               Granted                             5,752,000       $     14.16
               Canceled or expired                (1,461,000)      $      2.94
               Exercised                          (3,779,000)      $      1.28
                                                 -----------       -----------
               Balance at December 31, 1996       18,944,000       $      7.74
               Granted                             7,901,000       $     31.66
               Canceled or expired                  (616,000)      $     15.39
               Exercised                          (4,185,000)      $      4.69
                                                 -----------       -----------
               Balance at December 31, 1997       22,044,000       $     18.62
               Granted                            11,706,000       $     16.18
               Canceled or expired                (8,629,000)      $     23.86
               Exercised                          (5,575,000)      $      4.68
                                                 -----------       -----------
               Balance at December 31, 1998       19,546,000       $     11.42
                                                 ===========       ===========


         As of December 31, 1997 and 1998, stock options were exercisable for 6,189,000 and 7,425,000 common shares, respectively.

         In November 1998, the Company's Supervisory Board of Directors approved an option repricing program. Under the repricing program, current employees (other than designated members of senior management) holding outstanding options with exercise prices at or above $11.13 per share could elect to amend such options to change the exercise price to $11.13 per share, the average of the fair market value on three consecutive trading days. All other terms of such options remained unchanged, except that the repriced options are not exercisable for a period of six months after the effective date of the repricing. If an employee voluntarily terminates his or her employment prior to the end of the six-month non-exercise period, the amended options will be forfeited and the unexercised shares returned to the 1993 Stock Plan.

         The following table summarizes information about stock options outstanding at December 31, 1998:

                                           OPTIONS OUTSTANDING                                       OPTIONS EXERCISABLE
               -------------------------------------------------------------------------         -----------------------------
                                     WEIGHTED AVERAGE                          WEIGHTED                              WEIGHTED
                   RANGE OF             REMAINING            NUMBER          AVERAGE PRICE         NUMBER         AVERAGE PRICE
               EXERCISE PRICES       CONTRACTUAL LIFE      OUTSTANDING        PER OPTION         EXERCISABLE        PER OPTION
               ---------------       ----------------      -----------       -------------       -----------      ------------
               $ 0.01 - $ 5.68            1.0 year          3,511,000          $    1.27          2,611,000          $    1.15
               $ 5.69 - $11.36           2.4 years          9,918,000          $   10.72          3,825,000          $   10.41
               $11.37 - $17.03           3.9 years          3,352,000          $   12.21            204,000          $   13.72
               $17.04 - $22.71           2.7 years          1,289,000          $   18.20            285,000          $   18.77
               $22.72 - $28.39           5.5 years             11,000          $   27.27              8,000          $   27.74
               $28.40 - $34.07           3.1 years          1,217,000          $   31.25            400,000          $   31.08
               $34.08 - $39.75           3.3 years            181,000          $   36.59             75,000          $   36.82
               $39.76 - $45.42           3.1 years             43,000          $   43.62              3,000          $   44.63
               $45.43 - $51.10           6.7 years             13,000          $   49.69              6,000          $   49.69
               $51.11 - $56.78           0.5 years             11,000          $   55.85              8,000          $   56.60
                                                           ----------                             ---------
                                                           19,546,000                             7,425,000
                                                           ==========                             =========


STOCK-BASED COMPENSATION

         The Company generally recognizes no compensation expense with respect to such awards since the exercise price of the stock options granted are equal to the fair market value of the underlying security on the grant date.

         The fair value of the Company's stock-based awards to employees was estimated as of the date of grant using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:


                                                          OPTIONS                             ESPP
                                               ---------------------------        ----------------------------
                                               1996        1997       1998        1996         1997       1998
                                               ----        ----       ----        ----         ----       ----
               Expected life (months)          56          56          59           6           6           6
               Expected volatility             50%         50%         75%         50%         50%         75%
               Risk-free interest rate         6.1%        5.7%        5.1%        6.2%        5.4%        5.1%

         For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the ESPP). The Company's pro forma net income and net income per share for 1996, 1997 and 1998 is as follows (in thousands except for net income per share):


                                                           1996                1997                1998
                                                       -----------         -----------         -----------
               Net income (loss):
                  As reported                          $    36,612         $    77,156         $  (315,192)
                  Pro forma                            $    28,616         $    50,479         $  (383,920)
               Basic income (loss) per share
                  As reported                          $      0.20         $      0.40         $     (1.59)
                  Pro forma                            $      0.16         $      0.26         $     (1.93)
               Diluted income (loss) per share
                  As reported                          $      0.19         $      0.37         $     (1.59)
                  Pro forma                            $      0.15         $      0.25         $     (1.93)

         The weighted-average fair value of options granted during 1996, 1997 and 1998 was $5.30, $11.25 and $14.73 respectively. The weighted average fair value of employee stock purchase rights granted under the U.S. ESPP and Non-U.S. ESPP during 1996, 1997 and 1998 was $3.61, $6.28 and $11.57, respectively.


MOVEMENT OF SHAREHOLDERS' EQUITY

         The following information does not reflect the effects of any stock splits. The statutory share capital consists of 700,000,000 shares with a par value of NLG 0.06 at both December 31, 1997 and 1998. The actual number of shares issued amounts to 187,817,546, 193,698,784 and 204,886,317 at December 31, 1996, 1997, and 1998, respectively. As of December 31, 1997, the par value of issued shares in Dutch guilders was NLG 11,621,927 which translated at the year-end exchange rate of NLG 2.02 = $1 is $ 5,753,000. As of December 31, 1998, the par value of issued shares in Dutch guilders was NLG 12,293,179 which translated at the year-end exchange rate of NLG 1.89 = $1 is $ 6,504,000.

         The movements in the shareholders' equity can be broken down as follows (in thousands):


                                                                   Additional                  Accumulated
                                                      Common        paid-in      Retained      translation
                                                      shares        capital      earnings       adjustment       Total
                                                         $             $             $              $              $
                                                     ---------     ---------     ---------      ---------      ---------
Balance at December 31, 1997                         $   5,939     $ 174,994     $ 116,224      $  (6,692)     $ 290,465
Issuance of common shares                                  241       127,629       (36,293)            --         91,577
Net Result 1998                                             --            --      (315,192)            --       (315,192)
Common shares subscribed, net of issuance costs             --        74,900            --             --         74,900
Conversion of convertible notes to common shares            13         9,883            --             --          9,896
Currency translation adjustment                             --            --            --          5,114          5,114
                                                     ---------     ---------     ---------      ---------      ---------
Balance at December 31, 1998                         $   6,193     $ 387,406     $(235,261)     $  (1,578)     $ 156,760
                                                     =========     =========     =========      =========      =========

7  BORROWING ARRANGEMENTS

CREDIT AGREEMENTS

         The Company has a credit facility with a Dutch bank which allows the Company to borrow up to NLG 40,000,000 ($21,208,800 based on the exchange rate at December 31, 1998). Interest on borrowings under the credit facility accrues at the Dutch Central Bank's promissory note discount rate plus 1.5% (a total of 4.75% at December 31, 1998) with a minimum interest rate of 4% and is payable quarterly. There were no outstanding borrowings under the credit facility at December 31, 1997 and 1998.

         The Company, its Netherlands subsidiaries, and Baan USA, Inc. have pledged their accounts receivable as collateral for the credit facility. Furthermore, these entities may not transfer title to any of their assets outside the normal course of business without the express written consent of the bank.

         As of December 31, 1998, one of the Company's subsidiaries has a $3 million line of credit with its local bank (reduced to $1 million in January
1999). The Dutch Bank has guaranteed repayment on the line of credit to the local bank. Accordingly, the Company's ability to borrow on its NLG 40 million credit facility is reduced by the amount of the guarantee. At December 31, 1998, the local subsidiary had borrowings of $101,000 on its line of credit.

         Certain of the Company's subsidiaries have agreements with their credit institutions which allow them to carry deficit balances in their demand deposit accounts. Borrowings under such agreements amounted to $877,000 and $20,000 at December 31, 1997 and 1998, respectively.

         The weighted average interest rates on the short-term borrowings were 11.33% and 6.87% as of December 31, 1997 and 1998, respectively.


LONG-TERM DEBT

         The Company's long-term debt obligations consist of the following (in thousands):

                                                               DECEMBER 31,
                                                           ---------------------
                                                             1997         1998
                                                           --------     --------
            Convertible subordinated notes, 4.50%, due
            December 15, 2001                              $200,000     $190,103
            Long Term Deferred Revenue                        2,855       17,831
            Credit Institutions                                 721          910
            Other                                             2,645        4,486
                                                           --------     --------
                                                            206,221      213,330
            Less current portion                                853          402
                                                           --------     --------
                                                           $205,368     $212,928
                                                           ========     ========

         In December 1996, the Company issued $175,000,000 of 4.5% unsecured convertible subordinated notes ("Notes") pursuant to an indenture dated as of December 15, 1996 ("Indenture"). The Notes are convertible into the Company's common shares at any time after the 90th day following the last original issue date of the Notes at a conversion price of $22.00 per share. The Notes are redeemable by the Company under certain conditions after December 16, 1998 and at any time after December 16, 1999. Until the Notes are converted or redeemed, the Company will pay interest semi-annually, commencing June 15, 1997. In January 1997, the Company issued another $25,000,000 of Notes under the same terms and conditions. The Notes are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company. As of December 31, 1998, $9.9 million of notes had been converted to common shares.

         Costs of $5,000,000 incurred in connection with issuing the Notes have been capitalized and are being amortized on a straight-line basis to interest expense over the term of the Notes. A total of $875,000 and $1,000,000 were amortized in the years ended December 31, 1997 and 1998, respectively. Remaining unamortized costs are included in Financial Fixed Assets in the accompanying Consolidated Balance Sheets.

         The aggregate amount of maturities subsequent to December 31, 1998 for all long-term debt based on the exchange rates at December 31, 1998 are as follows (in thousands):


            1999                     $    402
            2000                          778
            2001                      190,235
                                     --------
                                     $191,415
                                     ========

8 INCOME TAXES

         Deferred income taxes are provided, using the liability method, for all temporary differences between tax and financial reporting.

         Income (loss) before taxes consists of the following (in thousands):


                                                        YEAR ENDED DECEMBER 31,
                                                  -------------------------------------
                                                    1996          1997          1998
                                                  ---------     ---------     ---------
            The Netherlands                       $  49,229     $  81,629     $(119,744)
            Rest of the world                        10,638        31,881      (215,448)
                                                  ---------     ---------     ---------
            Income (loss) before income taxes     $  59,867     $ 113,510     $(335,192)
                                                  =========     =========     =========


         The components of the provision for income taxes are as follows (in thousands):


                                                           YEAR ENDED DECEMBER 31,
                                                     ------------------------------------
                                                       1996          1997          1998
                                                     --------      --------      --------
            Current:
              The Netherlands                        $ 22,184      $ 31,316      $(31,088)
              Germany                                   4,393         4,536        (6,000)
              United States                             3,168         7,579         1,300
              Other countries                             697         3,515         5,000
                                                     --------      --------      --------
                Total current                          30,442        46,946       (30,788)

            Deferred:
              The Netherlands                          (7,410)      (11,741)       13,708
              Germany                                     223           415        (4,629)
              United States                                --           734         1,709
                                                     --------      --------      --------
                Total deferred                         (7,187)      (10,592)       10,788
                                                     --------      --------      --------

            Provision (benefit) for income taxes     $ 23,255      $ 36,354      $(20,000)
                                                     ========      ========      ========


         In 1996, the Company recognized tax benefits related to stock option plans of $797,000. Such benefits were recorded as an increase to additional paid-in capital.

         The Company's effective income tax rate differs from The Netherlands' standard rate of 35% due to the following (in thousands):


                                                                     YEAR ENDED DECEMBER 31,
                                                            -----------------------------------------
                                                               1996           1997            1998
                                                            ---------       ---------       ---------
            Expected tax at standard rate                   $  20,953       $  39,729       $(117,317)
            Amortization of goodwill                              661           2,106           8,341
            Foreign earnings taxed at higher rates              1,881             239              --
            Dutch qualifying income tax reduction                  --          (4,382)             --
            Increase in valuation allowance                        --              --         116,404
            Rate differential on subsidiary write-downs            --              --         (50,600)
            Other, net                                           (240)         (1,338)         23,172
                                                            ---------       ---------       ---------
            Provision (benefit) for income taxes            $  23,255       $  36,354       $ (20,000)
                                                            =========       =========       =========

            Effective tax rate                                     39%             32%              6%
                                                            =========       =========       =========


         The components of the deferred tax assets and liabilities are as follows (in thousands):


                                                           DECEMBER 31,
                                                     -----------------------
                                                        1997          1998
                                                     ---------     ---------
            Deferred tax assets:
              Expenses not currently deductible      $   1,709     $  13,210
              Net operating losses                      13,708       137,349
              Deferred revenue                              --         7,760
              Credits                                       --         3,348
                                                     ---------     ---------
                Total deferred tax assets               15,417       161,667
                Less valuation allowance                    --      (116,404)
                                                     ---------     ---------
                Total deferred tax assets               15,417        45,263
                                                     ---------     ---------

            Deferred tax liabilities:
              Software development costs                    --         2,663
              Reduction in value of subsidiaries            --        42,600
              Intangible assets                          4,629            --
                                                     ---------     ---------
                Total deferred tax liabilities           4,629        45,263

            Total net deferred tax asset             $  10,788     $      --
                                                     =========     =========


         At December 31, 1998 the Company had net operating losses generated in various countries totaling approximately $445,449,000 of which $333,000,000, $25,074,000 and $67,905,000 were generated in The Netherlands, Germany and the United States, respectively. The Netherlands and Germany net operating losses can be carried forward indefinitely to offset future taxable income. The net operating losses generated in the United States expire in 2008 or later. Approximately $29,100,000 of the net operating losses generated in the United States relate to disqualifying dispositions of qualified incentive stock options and will not result in a tax rate benefit when these losses are utilized. The benefit of the net operating losses generated in 1996 and 1997 was recorded as a reduction of the provision for Dutch income taxes in 1996 and 1997. As of December 31, 1998, the Company has established a valuation allowance for all net operating losses.

         No deferred income taxes have been provided for the income tax liability which may be incurred on repatriation of the undistributed earnings of the Company's consolidated foreign subsidiaries because the Company intends to reinvest such benefits indefinitely. A determination of that liability is not practicable.

         During 1997, the Company was notified by the Dutch authorities that it qualified for a reduced tax rate on certain part of its qualifying income which included net interest income from intercompany loans, and for money held on the convertible debt, and on royalties from the direct license revenue. The reduced tax rate on certain qualifying income may be subject to review by the European commission.


9 FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS

         The Company's use of derivative financial instruments are limited to short-term foreign currency forward contracts and the purchase of foreign exchange put and call options. The Company uses these contracts primarily to offset the effects of exchange rate changes on intercompany cash flow exposures denominated in foreign currencies. These exposures include trade accounts receivable, royalties, service fees and loans. The primary exposures are denominated in European and Asian currencies. The Company does not hold these derivative financial instruments for trading purposes.

         The counterparties to the agreements relating to the Company's foreign exchange instruments consist of a number of major high credit-quality international financial institutions. The Company, by policy, limits the financial exposure and the amount of agreements entered into with any one financial institution. While the notional amounts of financial instruments are often used to express the volume of these transactions, the potential accounting loss on these transactions if all counterparties failed to perform is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparties.

         The Company's foreign currency forward contracts all have maturities of less than one year. These forward contracts are summarized below at contract value (in thousands):


                                       DECEMBER 31,
                                    -------------------
                                     1997         1998
                                    -------     -------
            European currencies     $45,124     $ 2,811
            Asian currencies         29,584          --
            Other currencies          1,210          --
                                    -------     -------
            Total                   $75,918     $ 2,811
                                    =======     =======

         The amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

         While the contract amounts provide a measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The Company controls credit risk through credit approvals, limits and subsequent monitoring procedures.

FAIR VALUES OF FINANCIAL INSTRUMENTS

         The carrying amounts and estimated fair values of the Company's financial instruments were as follows (in thousands):


                                                                    1997                             1998
                                                         -------------------------         -------------------------
                                                         CARRYING           FAIR           CARRYING            FAIR
                                                          AMOUNT           VALUE            AMOUNT            VALUE
                                                         --------         --------         --------         --------
            Financial assets
              Cash and cash equivalents                  $111,417         $111,417         $205,751         $205,751
              Marketable securities                       104,847          104,847            1,080            1,080
            Financial liabilities
              Short-term borrowings                           877              877              121              121
              Convertible subordinated notes              200,000          316,060          190,103          143,053
              Other long-term borrowings
                 (including current portion)                1,571            1,571            1,312            1,312
            Off-balance sheet instruments
              Foreign currency forward contracts               --           75,014               --            2,972

         The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies as discussed below. However, considerable judgment is required in interpreting market data to develop the fair value estimates. Accordingly, the estimates presented above are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

                  Cash equivalents and marketable securities -- The carrying amount approximates fair value because of the short maturity of these instruments.

                  Short-term borrowings -- The carrying amount approximates fair value because of the short maturity of these instruments. Convertible subordinated notes -- The fair value of the Notes was based on quoted market prices and reflects the decrease in share price of the Company's common stock since the Notes were issued.

                  Other long-term borrowings -- The fair value of these financial instruments is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Foreign currency forward contracts -- The fair value of the contracts is based on the estimated amount at which they could be settled based on quoted exchange rates. Foreign currency contracts are usually three months in duration and typically are due at the end of each quarter. There were no material differences between contract value and fair value at December 31, 1998.

10 CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, marketable securities, accounts receivable, and financial instruments used in hedging activities.

         The Company places its cash equivalents and marketable securities with high quality financial institutions and, by policy, limits the amount of credit exposure with any one financial institution.

         Credit risk associated with accounts receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion among many different industries and geographical regions. The Company does not require collateral to support customer receivables. The Company also maintains reserves for potential losses, and all credit losses to date have been within management's expectations. For the year ended December 31, 1996, the Company charged $8.3 million to bad debt expense. Bad debt write-offs in 1996 were $1.6 million. For the year ended December 31, 1997 the Company charged $12.4 million to bad debt expense and recorded bad debt write-offs of $3.0 million. For the year ended December 31, 1998, the Company charged $55.3 million to bad debt expense and recorded bad debt write-offs of $23.8 million.

11 TRANSACTIONS WITH RELATED PARTIES

         Jan Baan, formerly Chief Executive Officer and a Managing Director of the Company, and J.G. Paul Baan, formerly a Supervisory Director of the Company, and the Company's founders, effectively control a Netherlands limited liability company called Vanenburg Ventures B.V. ("VV," formerly Baan Investment B.V.). As of April 9, 1999, VV owns approximately 20% of the Company's outstanding Common Shares. All of the shares of VV are in turn held by a share administration foundation of which Messrs. Baan and Baan are directors, thereby providing them with effective voting control of VV's shares in the Company. The economic interest in VV's shares is held by the Oikonomos Foundation, a foundation the Baan brothers established under Netherlands law in 1994 to carry out charitable activities throughout the world.

         VV was created in 1994 as a venture capital company that invests in the form of corporations, joint ventures, or partnerships in various new technologies, educational programs, research projects and sales, consulting, and support activities principally in the ERP and other technology markets. As described further below, the Company has entered into various agreements with entities owned or controlled by VV and has recognized revenue and reimbursement of expenses from, and incurred costs for goods and services provided by, such related parties. The Company believes that all such transactions have been entered into in the ordinary course of business and have been on terms no less favorable than would have been obtained from unrelated third parties. During 1998, it has been Company policy to have all material agreements with VV approved by the independent directors of the Company's Supervisory Board, and information on material VV relationships has also been provided to the Company's Audit Committee.

         As reported in the Company's Financial Statements for 1997, VV owned approximately 39% of the Company's outstanding shares as of April 1998. In October 1998, however, VV publicly disclosed that it had secured $500 million in loans to help fund certain of its operations and investments, with VV's shares in the Company serving as collateral on those loans. When the publicly traded share price in the Company's stock declined over the summer and into the fall of 1998, VV reported that its lenders began selling the VV collateral shares to pay down the VV debt obligations. As a consequence of these actions, VV's holdings of the Company's shares had declined to 20.12% as of April 9, 1999. VV also indicated that it would undertake a review of its operations/investments, with an eye toward reorganizing and/or selling certain of its assets.

         Revenues from VV during 1996, 1997 and 1998, were $14.5 million, $66.3 million and $50.6 million, respectively. As of December 31, 1997 and 1998, the outstanding balances with VV (reflected in amounts (due to) and due from related parties) consisted of the following (in thousands):

                                                           DECEMBER 31,
                                                     -----------------------
                                                       1997            1998
                                                     -------         -------
            Baan Midmarket Solutions (BMS)           $19,396         $ 2,648
            Vanenburg Business Systems (VBS)           9,935           1,142
            Vanenburg Ventures                         9,079          (1,463)
            Other                                      4,355           3,970
                                                     -------         -------
                                                     $42,765         $ 6,297
                                                     =======         =======


         The Company's Indirect Channel. Since 1996, one of the principal relationships between VV and the Company has been VV's involvement as both a reseller and manager of the Company's indirect channel. As indicated above, the Company began building an indirect channel in 1996 as part of its strategy to penetrate the SME market (or so-called midmarket). Because the go-to-market strategy and demands of the midmarket differ significantly from those of the high-end ERP sector, the Company believed then (and continues to believe) that the midmarket could likely best be served through creation of an indirect channel. Commencing in 1996, therefore, the Company embarked on a strategy of signing resellers as part of this midmarket strategy.

         1. The BBS relationship. Consistent with its venture capital philosophy, and in an effort to participate in the indirect channel the Company was creating, VV and a third party in 1996 created a joint venture known as BBS Holding B.V. (now owned 100% by VV). That company in turn owns a series of approximately fifteen companies operating as resellers in the midmarket space. These companies were commonly referred to throughout 1996-1998 as the Baan Business Systems network, or "BBS." In April 1999, BBS changed its name to the Vanenburg Business Systems network, or "VBS."

         Commencing in 1996 and continuing through 1997, the Company entered into a reseller relationship with VBS. Prior to 1997, VBS, like each of the Company's resellers, paid a fee to the Company for licenses resold based on a percentage of the resale price. In 1997, when the Company amended its reseller license fee terms to provide for a straight per-seat license fee, VBS negotiated a volume discount fee structure reflecting the greater volume of its purchases (at that time VBS comprised greater than 50% of sales of the Company's products in the indirect channel; that number today is approximately 30% of channel sales) as well as its willingness to pay for the seats up front in cash in exchange for the lower rate. In all other respects, VBS's terms have been materially the same as those provided other resellers; it has not been given special payment, return, or exchange terms.

         The Company recognized revenues of approximately $4.5 million and $32.3 million from VBS during 1996 and 1997, respectively, from sales of licenses pursuant to the VBS reseller agreement. In addition, during 1996 and 1997, the Company assigned to VBS a number of customer contracts that the Company believed could best be served by VBS. In connection with assigning those contracts: (i) the Company assigned the related outstanding accounts receivable balances in the aggregate amount of $4.6 million and $0.3 million, respectively, and VBS paid for such outstanding receivables; and (ii) VBS paid the Company for these contracts $10.0 million, $18.0 million and $2.9 million in 1996, 1997 and 1998, respectively, representing the value of certain potential future license revenue forgone by the Company as a result of pricing differences between customary terms in direct sales versus indirect channel, third-party contracts. Finally, during 1997 the Company recognized $8.7 million from the VBS holding company for the non-recourse assignment of the remaining rights and obligations under a license agreement with an unrelated third-party. All revenue recognized from VBS is included in "License revenue from related parties" in the accompanying Consolidated Statements of Operations.

         The Company recorded no license revenues from VBS in 1998 because it and the Company's other resellers began buying directly from a newly formed company, Baan Midmarket Solutions B.V. ("BMS"), a joint venture between the Company and VV created in late 1997 as wholesaler and manager of the indirect channel.

         2. Creation of BMS. Over the course of 1997, the Company's indirect channel grew to approximately 110 resellers, including approximately 15 VBS companies. Given that growth, and the potential for future growth of the channel, the Company determined that a stronger infrastructure to manage and support the channel was needed. To provide that "backbone," the Company and VV entered into a joint venture agreement in the fourth quarter of 1997 under which BMS was created (85% owned by VV, 15% by the Company). As envisioned, BMS would act as the wholesaler to the indirect channel distributors and resellers, and would provide training, lead generation and sales support to further develop and sustain the channel. With the creation of BMS, the Company ceased to sell directly to VBS and its other resellers (with the exception of minor direct sales to independent third-party resellers in the first quarter of 1998 in the amount of $5.3 million, $1.3 million of which was recorded as deferred revenue).

         In connection with creating BMS in 1997, the Company entered into a software distribution agreement under which it: (i) provided BMS with distribution rights to the Company's products; and (ii) assigned a majority of the Company's existing VAR (value added reseller) agreements to BMS. In consideration for that assignment, BMS paid the Company $13 million, representing the value of certain potential future license revenues forgone by the Company as a result of pricing differences between customary terms in direct sales versus indirect channel, third-party contracts. In addition, the Company recognized revenues of approximately $3.0 million and $47.7 million during 1997 and 1998, respectively, from sales of licenses to BMS pursuant to the distribution agreement. All revenue recognized from BMS is included in "License revenue from related parties" in the accompanying Consolidated Statements of Operations.

         In addition, the Company outsourced to BMS certain of its (the Company's) employees and provided to BMS certain billing, collection, and other back office services pursuant to a separate services agreement. Under that agreement, BMS reimbursed the Company for the actual costs of the personnel assigned as well as other direct expenditures made by the Company on BMS's behalf. It also paid an additional 15% of these reimbursed costs as a surcharge for the administrative and back office services the Company provided. That amount was approximately $7.5 million in 1998. Such amounts are recognized as a reduction in "General and administrative expenses" in the accompanying Consolidated Statements of Operations.

         The Company's distribution agreement with BMS at no time permitted stock balancing, returns, or exchanges (since there were no extended payment or return provisions in that contract), and there has never been any stock balancing, returns, or exchanges from BMS to the Company. The Company likewise is not aware that BMS had any such arrangements with any of the VARs or distributors it managed. In January 1999, BMS sold its remaining stock of inventory at a discount to an independent third-party distributor. In connection with the Company's purchase of BMS's core assets in January 1999 (described in detail below), the Company paid VV $2 million on execution of that purchase agreement representing approximately one-half the discount negotiated by the independent third-party purchaser of BMS's inventory.

         Prior to 1998, with the indirect channel still ramping up and providing modest contribution to the Company's overall revenue generation, the Company recognized revenue on a sell-in model into the channel. Consistent with industry practice, the Company adopted the sell-in model of placing inventory in the channel to ensure the VARs were investing in the business plan to resell the Company's products.

         Over the course of 1998, however, BMS better than doubled the number of channel partners selling the Company's products into the midmarket - ending 1998 with approximately 215 independent, third-party VARs and approximately 15 VBS resellers. With a related party acting as the sole distributor for indirect sales, and with indirect sales in early 1998 showing the potential to grow significantly as a percentage of the Company's total sales, the Company announced in the second quarter of 1998 that it would change to the sell-through model for channel revenue recognition. With this change, sales to BMS were made based on BMS's reports of the VAR's sell-through to end-users.

         With the exception of the limited sales the Company made directly to resellers in the first quarter of 1998, all of the 230 or so VARs bought licenses from BMS. As a result, virtually all of the Company's indirect channel revenue in 1998 was reported under the "License revenue from related parties"
item in the accompanying Consolidated Statement of Operations. During the course of 1998, sales to BMS, recognized by the Company as related party revenue, were $15.3 million in the first quarter, $32.6 million in the second quarter, and $23.2 million in the third quarter. With respect to the fourth quarter of that year, BMS advised the Company that $17 million in licenses had been sold through to end-users during that quarter. As described in the next subsection, however, the Company did not sell new licenses to BMS in the fourth quarter as part of a strategy to address inventory levels in the channel in light of declining ERP demand.

         3. Channel inventory. BMS's records provided to the Company indicate there was approximately $56 million in total inventory in the indirect channel at the start of 1998. The Company reported in its 1997 Financial Statements that, based on estimates BMS confirmed, the Company understood that $11 million of this total channel inventory was with related parties ($3 million with BMS, and approximately $8 million with VBS). Subsequent review of VBS's records in late 1998 indicate that apparently approximately $23 million of the $56 million in total channel inventory at the start of 1998 was actually in related party hands (the $12 million difference being attributable to additional inventory that apparently was with VBS at the commencement of 1998). Thus, according to VBS's and BMS's records, the Company began 1998 with $56 million in total channel inventory, of which $23 million was with related parties and the remainder was with independent, third-party VARs.

         The BMS records also reflect that total channel inventory did not increase during 1998; inventory as of September 30, 1998 was at the same $56 million total. The mix of related party and third-party inventory levels did change, however, consistent with BMS's role as channel manager. At the end of the third quarter of 1998, total BMS inventory had increased to $40 million of the $56 million total, as channel inventory was aggregated over the year within BMS. According to BMS's figures, BMS inventory levels were approximately $13 million at end of the first quarter of 1998; $30 million at end of the second quarter; and $40 million at end of the third quarter. Again, total inventory in the channel had not grown during this time, meaning that third-party inventory levels had been reduced to approximately $16 million over the course of the year.

         The Company entered 1998 in what appeared to be an expanding ERP market. Based on a review of the public filings and analyst estimates of 20 leading enterprise application vendors, the data suggests that license revenues for these companies grew overall 58% in 1997. That growth rate continued strong at 47% in the first quarter of 1998 (year over year), and softened some to 35% in the second quarter; but in the third quarter the license revenue growth rate for these companies had declined to 20%, and it dropped even further to just 4% in the fourth quarter.

         As it became clear following the third quarter of 1998 that license revenue growth rates industry-wide were declining, and in connection with the Company's determination to undertake a comprehensive reorganization plan in the fourth quarter, the Company acted to address the issue of indirect channel inventory. To eliminate the approximate $56 million in indirect channel inventory existing at the end of the third quarter: (i) approximately $17 million in inventory was sold by the Company's indirect channel to end-users during the fourth quarter, thus reducing the inventory number by that amount; and (ii) as to the remaining channel inventory of approximately $39 million, the Company reversed that amount from fourth quarter revenue and recorded it as deferred revenue in the quarter. The Company undertook this latter reversal even though product had been delivered, approximately $34 million for such licenses had been paid, and there were no cancellation or return provisions. The practical effect of these actions was to eliminate inventory from the channel, since remaining levels that were now recorded as deferred revenue will only be recognized as revenue as it is sold through to end-users.

         The $23 million in BMS inventory that existed at the end of the fourth quarter (which comprised all remaining related party inventory) was purchased at a discount by an independent third-party distributor pursuant to an agreement between it and BMS in January 1999. As a result of that transaction, there was no related party channel inventory as of January 1999. All channel inventory (approximately $39 million) is in the hands of independent distributors and VARs, and the Company will recognize revenue from the sale of such inventory only as it is sold to end-users.

         4. The Company's acquisition of core BMS assets. In connection with its October 1998 announcement that VV's lenders were selling the Company shares VV owned and had pledged as collateral to pay down VV's debt obligations, VV also announced that it would reorganize its business, and potentially liquidate or substantially restructure certain of its assets.

         One of the assets immediately and significantly put at risk by these events was the BMS joint venture with the Company. Given the importance of the indirect channel to the Company's strategy going forward, the Company decided to purchase the core BMS assets. In January 1999, the Company entered into an agreement with VV pursuant to which the Company purchased (or was assigned) all VAR agreements that had previously been assigned to BMS and/or that BMS had entered into since its creation. Approximately 130 BMS employees also transferred to the Company as part of the transaction.

         The purchase price is comprised of the following: (i) $2 million paid in cash upon execution, representing one-half the total discount negotiated by the third-party distributor that purchased the BMS inventory existing at the end of 1998; and (ii) a three-year, 15% royalty on the Company's net revenues from its indirect channel that includes a minimum payment and a maximum potential earn out. The minimum guaranteed payment is approximately $41 million. To the extent this minimum is not earned in full via the royalty the Company would be obligated to pay VV the difference between the earned amounts and the minimum guaranty. The maximum potential earn out is the guaranteed minimum payment plus up to an additional $44 million.

         The surviving entity of what had been BMS is now owned 100% by VV. The principal remaining assets of that entity are outstanding accounts receivables; it is expected the surviving entity will be liquidated once those accounts receivables are collected. The Company was advised on the transaction by outside U.S. and Dutch legal counsel. Credit Suisse First Boston issued a fairness opinion as to the fairness from a financial point of view to the Company of the consideration being paid for BMS.

         As a result of this transaction, management of the Company's approximately 230 channel partners is now under the Company's direct control. Included in that number are the approximately 15 VBS resellers, but the current VBS agreement (assumed by the Company as part of the acquisition) requires VBS to purchase licenses of the Company's products for resale from an independent third-party distributor. The net result is that, commencing in the first quarter of 1999, it is the Company's intention that it will no longer have related party software license revenue associated with the indirect channel.

         In addition, as part of the BMS agreement, VV has agreed to eliminate the "Baan" name from any and all of its operations, and VV has recognized the Company's ownership of all right, title, and interest in and to the "Baan" name for commercial purposes. Any use of the "Baan" name by VV going forward must be based on written agreement with the Company; but it is the intention of the Company, except in isolated cases to aid in a particular VV entity's transition to another name, that it will not grant permission to such use by VV.

         Other Company-VV relationships during 1998. During early 1998, the Company sold to or acquired from VV (or VV-related entities) the following assets/entities:

- Pursuant to a decision to eliminate its two remaining joint investments with VV (other than BMS), the Company sold its minority interests in two software companies (Top Tier and B.A. Intelligence Networks, in which VV also had an interest) to VV for approximately $9.7 million. The proceeds approximated the Company's carrying value in such investments; therefore, the Company did not realize a gain or loss on these transactions;

- Having concluded that certain of its Latin American subsidiaries were operating in countries in which the midmarket presented the most attractive market opportunity, and thus should more appropriately be part of the Company's indirect channel, the Company sold those subsidiaries to VV for approximately $5.2 million. The Company recognized a loss of approximately $7.2 million from the sale of such subsidiaries. Such loss is included in "Loss on disposals of assets" in the accompanying Consolidated Statements of Operations; and

- The Company also acquired ownership in certain work flow engine technology from LEY GmBH ("LEY"), a company in which VV had a 58% equity interest at that time. The Company paid $5.5 million to acquire this technology, based on an independent valuation, which is recorded in "Software development costs" on the accompanying Balance Sheet. The agreement also provides LEY with the right to sell the product on a stand-alone, royalty basis (the Company has need to sell this engine only as a bundled product). LEY did not have stand-alone sales in 1998 according to its reports to the Company, so no royalties were recorded.

         During 1997 and 1998, the Company also charged VV the following amounts for certain IT and marketing services:

- $5.0 million and $16.5 million, respectively, pursuant to an IT services agreement between the parties under which the Company provides VV use of the Company's IT and telephony infrastructure. Pricing was based on third-party information the Company obtained concerning outsource rates charged for similar arrangements by third parties. VV has indicated it expects that at some point during 1999 it will no longer require these services and this agreement will be terminated; and

- $3.6 million and $5.3 million, respectively, for marketing costs (including without limitation for its use of the "Baan" name). Due to VV's election in late 1998 to close or sell a substantial number of its investments, and its agreement to cease use of the "Baan" name (described above), the Company will not be charging VV any such marketing costs in 1999.

         Such amounts have been reflected as reductions in operating expenses in the accompanying Consolidated Statements of Operations.

         During 1998, the Company entered into OEM agreements with certain software companies owned or controlled by VV. The Company recognized royalties and development expenses in connection with such agreements during 1998 of approximately $1.4 million and $2.5 million, respectively. Such royalties and development expenses are included in "Cost of license revenue" and "Research and development expense," respectively, in the accompanying Consolidated Statements of Operations.

         In addition, the Company has entered into several agreements with VV entities under which the Company paid VV certain product, services, or lease fees during 1997 and 1998. These agreements include royalty agreements under which the Company is authorized to resell instructional or other materials created by certain companies owned or controlled by VV; subcontracting agreements whereby the Company retains the services of certain VV entities to assist in fulfilling customer commitments; and lease agreements for certain of the Company's Netherlands facilities that are properties owned by VV entities. The total costs and expenses incurred by the Company in 1997 and 1998 associated to these agreements were not material.

         VV has indicated that it intends to continue the process of closing or selling certain of its investments. Certain of the assets VV is prepared to sell may fit within the Company's strategy going forward and may add value to its product offerings or ability to better serve its customers. The Company will evaluate any such opportunities with the advice and approval of its independent directors and independent valuations as appropriate.


12 ACQUISITIONS

         In May 1996, the shareholders of Berclain Group Inc. ("Berclain") agreed to exchange their shares in Berclain for approximately 1.1 million shares of the Company's common shares. Berclain is a Canadian software company and a provider of manufacturing synchronization and scheduling solutions. The business combination was effective May 31, 1996 and was accounted for as a pooling of interests. In November 1996, the shareholders of Antalys, Inc. ("Antalys") agreed to exchange their shares in Antalys for approximately 1.8 million shares of the Company's common shares. Antalys is an American software company and a provider of configuration management software that automates the configuration and pricing for products and services. The business combination was effective November 30, 1996 and was accounted for as a pooling of interests. Because Berclain's and Antalys' financial statements were not material to the consolidated financial statements of the Company, the Company did not restate any of its consolidated financial statements prior to the combinations. Consolidation of Berclain and Antalys reduced the Company's retained earnings by approximately $548,000.

         In August 1997, the Company acquired all of the outstanding shares of Aurum Software Inc. ("Aurum") for approximately 8.3 million of the Company's common shares. Aurum is a provider of enterprise-wide sales-force automation software. The business combination was accounted for as a pooling of interests. Since the combination was material to the Company, the accompanying consolidated financial statements are presented on a combined basis for all periods presented. There were no significant intercompany transactions between the two companies and no significant conforming accounting adjustments.

         Combined and separate results of the Company and Aurum for the periods prior to the acquisition were as follows (in thousands):


                                                  YEAR ENDED           EIGHT MONTHS ENDED
                                                DECEMBER 31, 1996       AUGUST 31, 1997
                                                -----------------      ------------------
                                                   (AUDITED)               (UNAUDITED)
            Net Revenues:
                Aurum Software, Inc.               $  27,584                $  24,232

                Baan Company                         387,958                  319,098
                                                   ---------                ---------
                                                   $ 415,542                $ 343,330
                                                   =========                =========

            Net Income (Loss):
                Aurum Software, Inc.               $     279                $  (3,538)

                Baan Company                          36,333                    2,537
                                                   ---------                ---------
                                                   $  36,612                $  (1,001)
                                                   =========                =========


         In November 1997, the Company acquired all of the outstanding shares of Beologic A/S ("Beologic") for approximately 1.3 million shares of the Company's common shares. Beologic is a sales configurator company. The business combination was accounted for as a pooling of interests. Because Beologic's financial statements were not material to the consolidated financial statements of the Company, the Company did not restate any of its consolidated financial statements prior to the combination. Consolidation of Beologic reduced the Company's retained earnings by approximately $6.1 million.

         During the year ended December 31, 1997, the Company recognized $12.1 million of non-recurring charges related to direct transaction and integration costs as a result of the combinations with Aurum and Beologic. Such costs included asset write-downs of $3.4 million for capitalized software, goodwill and other intangible assets, professional fees of $4.6 million, and restructuring charges of $4.1 million. The restructuring charges consisted of $2.3 million of software discontinuation costs and migration costs related to the Antalys product, and $1.8 million for contractual software upgrades and commitments, and for other miscellaneous charges related to the mergers. The Company completed the actions associated with the restructuring as of December 31, 1998.

         In 1997, the Company acquired the assets and liabilities of several small companies for approximately $27.1 million in cash, which included the acquisition of Matrix Holding B.V. ("Matrix"), a related party. Matrix was a wholly owned subsidiary of Baan Investment B.V. and was acquired for $8.0 million in cash based on an independent appraisal and assumed net liabilities of approximately $5.2 million. All of these acquisitions were accounted for under the purchase method and the assets and liabilities were recorded at their fair values on the acquisition dates. After allocating a portion of the purchase price for these acquisitions to tangible assets and liabilities, $1.5 million was allocated to customer lists, $7.2 million to assembled workforce and $21.3 million to goodwill.

         In May 1998, the Company completed the acquisition of the outstanding shares of CODA Group plc. ("CODA"). CODA is a provider of financial software. Under the terms of the share exchange, the Company issued approximately 0.0695 Baan common shares for each outstanding share of CODA, representing an aggregate of approximately 1.9 million Baan common shares. Outstanding options to purchase CODA stock were assumed and converted into Baan options at the same exchange ratio. The business combination was accounted for as a pooling of interests. CODA's historical financial statements are not material to the consolidated historical financial statements of the Company. The Company did not restate any of its consolidated financial statements prior to the combination. In connection with the acquisition of CODA, the Company recognized a $9.6 million write-down of duplicative capitalized software development costs, a $3.0 million non-recurring charge for related professional fees, and a $1.8 million restructuring charge, primarily severance related costs and other costs associated with the consolidation of operations. None of the $1.8 million restructuring charge remains unpaid as of December 31, 1998.

         In September 1998, the Company acquired all of the outstanding shares of CAPS Logistics, Inc. ("CAPS"), a provider of optimization software for logistics planning and scheduling. The Company issued 2.5 million of the Company's common shares, with an aggregate fair value on the acquisition date of approximately $68 million and incurred other acquisition costs of approximately $3 million, resulting in a total purchase price of approximately $71 million. The purchase price was allocated as follows: capitalized software of $31 million, goodwill of $37 million, assembled workforce of $2 million, and net tangible assets of $1 million.


13 COMMITMENTS AND CONTINGENCIES

LEASES

         The Company has operating leases for substantially all of its offices globally, certain data-processing equipment, telephone equipment, and other office equipment. Rental expense for operating leases for the years ended December 31, 1996, 1997, and 1998 was approximately $8,075,000, $14,701,000, and
$24,827,000, respectively.

         Minimum annual rental commitments under noncancelable operating leases for periods subsequent to December 31, 1998, (based upon the exchange rates at December 31, 1998), are as follows (in thousands):


            1999                                                  $28,027
            2000                                                   20,266
            2001                                                   16,496
            2002                                                   11,596
            2003                                                    4,856
            Thereafter                                              3,355
                                                                  -------
            Total minimum rental commitments                      $84,596
                                                                  =======


LITIGATION

         The Company is party to legal proceedings from time to time. There is no such proceeding currently pending which the Company believes is likely to have a material adverse effect upon the Company's business as a whole. Any litigation, however, involves potential risk and potentially significant litigation costs, and, therefore, there can be no assurances that any litigation which is now pending or which may arise in the future will not have such a material adverse effect.

         In October of 1998, the Company and certain of its current or former officers and directors were named as defendants in a purported shareholder class action lawsuit entitled Salerno v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Columbia. Six additional purported shareholder class action lawsuits were subsequently brought, each in the same court with substantially similar allegations: that the Company allegedly violated certain of the U.S. securities laws by making purportedly false and misleading statements about the Company's operations during the period from, in or around the end of January 1998 through mid-October 1998.

         On February 16, 1999, the Court consolidated the actions and, as a consequence, plaintiffs' leave to file a consolidated amended complaint has been granted. Plaintiffs' motion for appointment of lead plaintiffs and lead counsel remains pending. The Company has retained outside counsel and intends to vigorously defend. Management, with the advice of outside legal counsel, expects that the outcome of the actions will not have a materially adverse impact on the Company's consolidated financial position.

14 GEOGRAPHIC AND OTHER INFORMATION

         The following table presents revenues and certain long-lived assets by geographic region for the years ended December 31, (in thousands):


                                                                             YEAR ENDED DECEMBER 31,
                                                                      --------------------------------------
                                                                        1996           1997           1998
                                                                      --------       --------       --------
            Net revenues from unaffiliated customers:
              The Netherlands                                         $ 82,622       $ 78,695       $ 79,475
              Germany                                                   54,073         90,122         95,167
              United States                                            157,441        250,343        256,804
              Other international                                      106,874        194,111        253,603
                                                                      --------       --------       --------
                 Total net revenues from unaffiliated customers        401,010        613,271        685,049
              Related-party revenue                                     14,532         66,325         50,600
                                                                      --------       --------       --------
                 Total net revenues                                   $415,542       $679,596       $735,649
                                                                      ========       ========       ========

         No customer accounted for 10% or more of consolidated net revenues in 1996, 1997 or 1998. Related party revenue for all such parties as a group accounted for 10% of the Company's total net revenue for 1997.


WAGES AND SALARY INFORMATION

         Wages and salary information is as follows (in thousands):


                                        Year ended December 31,
                                        -----------------------
                                         1997            1998
                                        --------       --------
            Wages and salaries          $192,582       $315,331
            Social security costs         23,902         36,224
            Pension costs                  3,314          6,265
                                        --------       --------
             Total                      $219,798       $357,820
                                        ========       ========


AVERAGE NUMBER OF PERSONNEL

         The average number of personnel employed during the year was:


                                                             Year ended December 31,
                                                             -------------------------
                                                              1997               1998
                                                             -----               -----
            Research and development                         1,000               1,710
            Sales and marketing                                778               1,074
            Billable services                                1,291               2,017
            Finance and general administration                 343                 497
                                                             -----               -----
            Total                                            3,412               5,298
                                                             =====               =====


15 NON-RECURRING ACTIVITIES

         In October 1998, the Company announced a comprehensive reorganization plan to reduce the Company's expense levels and to streamline operations. In connection with the reorganization, the Company recognized a non-recurring charge of approximately $140.5 million during the fourth quarter of 1998. Approximately $58.0 million of the non-recurring charge related to the disposal of certain non-strategic business entities and recognized losses on disposal of those assets. Approximately $27.3 million related to the write-down of certain long-lived assets in connection with the reorganization.

         Restructuring costs were approximately $55.2 million and consisted of
(i) severance-related costs for over 1,000 employees affected by the reduction-in-force, (ii) costs related to the consolidation and closure of approximately 50 offices where the Company had redundant operations as a result of acquisitions, and (iii) costs associated with the cancellation of certain marketing and sales programs, including Expo 2000 and Baan World 1999. The reduction-in-force affected employees in sales and marketing, services and support, research and development, and general and administrative departments.

         In connection with the reorganization, the Company evaluated the net carrying value of certain intangible assets and determined that the net carrying values had been impaired. Accordingly, the Company recognized a charge of approximately $27.3 million to write-down these assets to their net realizable value.

         In connection with the acquisition of CODA in May 1998, the Company recognized approximately $1.8 million of restructuring charge related the closing of certain offices. None of the $1.8 million restructuring charge remains unpaid as of December 31, 1998.

         The following table, expressed in thousands, summarizes the Company's non-recurring expenses and activity for the year ended December 31, 1998:


                                                        Total               Cash              Asset        Accrual Balance at
                                                        Costs               Paid            Write-offs      December 31, 1998
                                                       -------             ------           ----------     ------------------
            Reorganization:
               Asset write-downs                      $ 27,299           $     --           $ 27,299           $     --
               Loss on disposal of assets               58,030                 --             45,988             12,042
               Severance-related costs                  22,204             13,897                 --              8,307
               Sales and marketing programs             21,694                 --             14,693              7,001
               Closure of offices                        9,849              6,754                 --              3,095
               Other non-recurring charges               1,425                538                 --                887
                                                      --------           --------           --------           --------
                                                       140,501             21,189             87,980             31,332
                                                      --------           --------           --------           --------
            Coda acquisition:
               Software development costs                9,600                 --              9,600                 --
               Closure of offices                        1,800              1,800                 --                 --
               Professional fees                         3,000              3,000                 --                 --
                                                      --------           --------           --------           --------
                                                        14,400              4,800              9,600                 --
                                                      --------           --------           --------           --------
            Total non-recurring expenses              $154,901           $ 25,989           $ 97,580           $ 31,332
                                                      ========           ========           ========           ========


The accrual for non-recurring expenses is reflected in accrued liabilities in the accompanying consolidated balance sheets.

                                BAAN COMPANY N.V.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)
                  (After proposed appropriation of net results)

                                     ASSETS



                                  December 31,       December 31,
                                      1997               1998
                                  ------------       ------------
FIXED ASSETS
Intangible fixed assets             $ 28,023           $ 50,883
Tangible fixed assets                 12,461             34,138
Financial fixed assets               404,144            323,944
                                    --------           --------
TOTAL FIXED ASSETS                   444,628            408,965



CURRENT ASSETS
Other current assets                  32,234             53,477
Marketable securities                156,910                 --
Cash and cash equivalents             11,236            135,161
                                    --------           --------
TOTAL CURRENT ASSETS                 200,380            188,638

                                    --------           --------
TOTAL ASSETS                        $645,008           $597,603
                                    ========           ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY



                                                      December 31,        December 31,
                                                         1997                  1998
                                                      ------------        ------------
SHAREHOLDERS' EQUITY
Share capital                                          $   5,939            $   6,193
Additional paid-in capital                               174,994              387,406
Accumulated translation adjustment                        (6,692)              (1,578)
Retained earnings                                        116,224             (235,261)
                                                       ---------            ---------
TOTAL SHAREHOLDERS' EQUITY                               290,465              156,760

LONG-TERM DEBT
Convertible subordinated notes                           200,000              190,103
Credit institutions and other long-term debt                 766                1,290
                                                       ---------            ---------
TOTAL LONG-TERM DEBT                                     200,766              191,393

CURRENT LIABILITIES
Credit institutions                                          322                   --
Payable to subsidiaries                                  124,578              119,878
Income tax payable                                        19,239                2,349
Other current liabilities                                  9,638              127,223
                                                       ---------            ---------
TOTAL CURRENT LIABILITIES                                153,777              249,450

                                                       ---------            ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $ 645,008            $ 597,603
                                                       =========            =========

                                BAAN COMPANY N.V.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)



                                                                         1996               1997                 1998
                                                                      ---------           ---------           ---------
Net income from group companies and participating interests
after taxes                                                           $  35,805           $  70,941           $(257,402)

Other income after taxes                                                    807               6,215             (57,790)
                                                                      ---------           ---------           ---------
NET INCOME                                                            $  36,612           $  77,156           $(315,192)
                                                                      =========           =========           =========



Prior period amounts have been reclassified for the merger with Aurum Software Inc. and some other items to conform to the current period presentation.

                                BAAN COMPANY N.V.

                          NOTES TO FINANCIAL STATEMENTS



1 SIGNIFICANT ACCOUNTING POLICIES

         The accounting policies are the same as those described in Notes to the Consolidated Financial Statements. Investments in group companies and participating interests are stated at the Company's share in their net asset value. All amounts are stated in United States dollars.


2 INTANGIBLE FIXED ASSETS

         Intangible fixed assets are disclosed in note 2 to the consolidated financial statements. For 1998 the movement in intangible fixed assets can be broken down as follows (in thousands):

Book value at December 31, 1997           $ 28,023
Purchases and additions                     29,674
Amortization                                (8,090)
Foreign exchange difference                  1,276
                                          --------
Book value at December 31, 1998           $ 50,883
                                          ========
Total accumulated amortization            $ 24,498
                                          ========


3 TANGIBLE FIXED ASSETS

         The tangible fixed assets consist of computer equipment and software development costs. The movement in tangible fixed assets is as follows (in thousands):


                                           Other             Software
                                         operating          development
                                           assets              costs               Total
                                         ---------          -----------           --------
Book value at December 31, 1997           $ 12,430            $     31            $ 12,461
Purchases and investments                       --              31,000              31,000
Disposals                                     (757)                 --                (757)
Depreciation                                (5,957)             (2,614)             (8,571)
Foreign exchange difference                     --                   5                   5
                                          --------            --------            --------
Book value at December 31, 1998           $  5,716            $ 28,422            $ 34,138
                                          ========            ========            ========
Total accumulated depreciation            $ 20,351            $  2,664            $ 23,015
                                          ========            ========            ========

4 FINANCIAL FIXED ASSETS

         Financial fixed assets relate to investments in group companies and participating interests. The movement can be broken down as follows (in thousands):


                                                 Group
                                                companies                   Other
                                    Investments           Loans           investments           Other             Total
                                    -----------         ---------         -----------         ---------          ---------
Balance at December 31, 1997         $ 171,062          $ 203,201          $  26,905          $   2,976          $ 404,144
Additions/acquisitions                  (6,817)           278,496              2,413                 --            274,092
Dividends/repayments                        --            (74,160)                --                 --
                                                                                                                   (74,160)
Disposals/amortization                    (587)           (12,550)            (6,662)            (1,000)           (20,799)
Share of net result                   (257,402)                --                 --                 --           (257,402)
Foreign exchange                          (165)            (3,179)             1,413                 --             (1,931)
                                     ---------          ---------          ---------          ---------          ---------
Balance at December 31, 1998         $ (93,909)         $ 391,808          $  24,069          $   1,976          $ 323,944
                                     =========          =========          =========          =========          =========


         Investments in companies in which the Company does not have significant influence are carried at cost or estimated realizable value, if less.

         The other financial fixed asset of $1,976,000 is the long-term portion of costs incurred in connection with the issuance of the convertible subordinated notes (Notes). These debt issuance costs are being amortized on a straight-line basis to interest expense over the term of the Notes.


5 SHAREHOLDERS' EQUITY

         The movement in shareholders' equity and its components is disclosed in note 6 to the consolidated financial statements.


6 LONG-TERM DEBT

         The long-term liabilities relate principally to the convertible subordinated notes disclosed in note 7 to the consolidated financial statements. Principal payments due within one year are $402,000; no amounts are due after five years. During 1998, the average interest rate on long-term debt was 4.5%.


7 CURRENT LIABILITIES

         Borrowing arrangements and related guarantees are disclosed in note 7 to the consolidated financial statements.

         Amounts payable to group companies bear interest of approximately 5% and generally have no specific repayment terms.


8 ACQUISITIONS

         Acquisitions are disclosed in footnote 12 to the consolidated financial statements.




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

9 EMPLOYEE INFORMATION

         The Company has no employees.


10 OTHER INFORMATION

         Remuneration of the Managing Directors was $926,000 and $776,000 in 1997 and 1998, respectively.

         Remuneration of the Supervisory Directors was $33,000 and $16,000 in 1997 and 1998, respectively.

         The Company has given guarantees in respect of the following Dutch subsidiaries under the provision of section 403, Book 2 of the Netherlands Civil
Code:
- Baan Nederland B.V., Barneveld, the Netherlands
- Baan International B.V., Barneveld, the Netherlands
- Baan Development B.V., Barneveld, the Netherlands
- Baan Software B.V., Barneveld, the Netherlands.
- Matrix Holding B.V., Nijmegen, the Netherlands

The Company is a foreign registrant at Nasdaq and is required by the SEC to file an annual report (Form 20-F) with the SEC. The Form 20-F has been filed at the Securities and Exchange Commission in the United States. A copy of this document is free of charge available at the Company's office in Barneveld.


11 CONSOLIDATED SUBSIDIARIES AND PARTICIPATING INTERESTS


Consolidated subsidiaries:
- Baan Nederland B.V., Barneveld, the Netherlands                                       100%
- Baan Belgium N.V., Antwerp, Belgium                                                   100%
- Baan International B.V., Barneveld, the Netherlands                                   100%
- Baan Development B.V., Barneveld, the Netherlands                                     100%
- Baan Software B.V., Barneveld, the Netherlands                                        100%
- Baan (Schweiz) A.G., Otelfingen, Switzerland                                          100%
- Baan Austria GmbH, Vienna, Austria                                                    100%
- Baan Italia S.r.l., Milan, Italy                                                      100%
- Baan Iberica I.S. S.A., Sant Just Desvern, Spain                                      100%
- Baan South Africa Pty. Ltd., Midrand, South Africa                                    100%
- Baan UK Ltd., Harlow, United Kingdom                                                  100%
- Baan France S.A., Courbevoie, France                                                  100%
- Baan Nordic AB, Stockholm, Sweden                                                     100%
- Baan Holding Central Europe Hannover, Germany                                         100%
with participating interest in:
               - Matrix Information Systeme GmbH, Moers, Germany                        100%
               - Berclain (Deutschland) GmbH                                            100%
               - Coda GmbH, Germany
               - Baan Deutschland GmbH, Hannover, Germany                               100%

                  with participating interest in:
                - Schuler GmbH                                                          100%
- Compact 3000 Ltd., Dudley, United Kingdom                                             100%
- CODA Plc., Harrogate, United Kingdom                                                  100%
  with participating interest in:
               - Coda Limited, Harrogate, United Kingdom                                100%
               - Coda Overseas Holding Ltd., Harrogate, United Kingdom                  100%
               - Coda International Products Ltd., Harrogate, United Kingdom            100%
               - Coda International Services Ltd., Harrogate, United Kingdom            100%
               - Coda, Inc., Manchester, New Hampshire, USA                             100%
               - Coda Canada, Inc., Toronto, Canada                                     100%
               - Coda Iceland Chf, Kopavogur, Iceland                                   100%
               - Coda B.V., Utrecht, the Netherlands                                    100%
               - Coda Software S.A., Boulogne Cedex, France                              20%
               - Coda Singapore (Pty.) Ltd., Singapore, Singapore                       100%
               - Coda Malaysia Bhd., Malaysia                                           100%
               - Coda Scandinavia AB, Stockholm, Sweden                                 100%
               - Coda Hong Kong Ltd., Hong Kong, Hong Kong                              100%
               - Coda Pty. Ltd., Chatswood, Australia                                   100%
               - Coda Limited, New Zealand                                              100%
- Matrix Holding B.V., Nijmegen, the Netherlands                                        100%
  with participating interest in:
               - Matrix Reseach and Development B.V., Nijmegen, the Netherlands         100%
               - Matrix Informatie Systemen B.V., Nijmegen, the Netherlands             100%
               - Matrix International B.V., Nijmegen, the Netherlands                   100%
               - Matrix Information Systems B.V.B.A., Nijmegen, Belgium                 100%
               - Matrix Workstations Ltd., Berkshire, United Kingdom                    100%
- Baan Canada Inc., Toronto, Canada                                                     100%
- Baan U.S.A. Inc., New Castle, Delaware, USA                                           100%
- CAPS Logistics, Inc.,  Atlanta, USA                                                   100%
- Antalys Inc., Golden, Colorado, USA                                                   100%
- Beologic A/S, Herlev, Denmark                                                         100%
- Baan Argentina Ltda., Buenos Aires, Argentina                                         100%
- Baan Brasil Sistemas de Informatica Ltda., Sao Paolo, Brazil                          100%
- Baan Infosystems India Private Ltd., Bombay, India                                    100%
- Baan Software India Private Ltd., New Delhi, India                                    100%
- Baan China Ltd., Hong Kong, Hong Kong                                                 100%
- Baan Japan Co. Ltd., Tokyo, Japan                                                     100%
- Baan (Malaysia) Sdn. Bhd., Selangor, Malaysia                                         100%

  with participating interest in:
               - Baan Singapore Pte. Ltd., Singapore, Singapore                         100%
- Baan Education Asia Pacific Sdn. Bhd., Kuala Lumpur, Malaysia                         100%
- Baan Asia Pacific Pte. Ltd., Singapore, Singapore                                     100%
- Baan Australia Pty Limited, Sydney, Australia                                         100%
- Baan Korea Co. Ltd., Seoul, Republic of Korea                                         100%
Participating interest:
- Tech@Spree Software Technology GmbH, Berlin, Germany                                   19%
- TAS Tele Anwender Service GmbH, Karlsruhe, Germany (held by
Baan Deutschland GmbH, Hannover, Germany)                                                20%
- Meta 4 Software M.S., S.A., Spain                                                      10%
- Top Tier Software Inc., USA                                                            14%

MANAGING DIRECTOR                                      SUPERVISORY DIRECTORS


Tom C. Tinsley                                         William O. Grabe

                                                       David C. Hodgson

                                                       J.C. (Hans) Wortmann

REPORT OF THE AUDITORS

         Introduction

         We have audited the accompanying financial statements of Baan Company N.V., Barneveld for the year 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         Scope

         We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         Opinion

         In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 1998 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.


         Amsterdam, March 1, 1999

         PricewaterhouseCoopers N.V.

APPROPRIATION OF RESULTS

According to Article 30 of the Company's articles of association, the Management Board with the approval of the Supervisory Board determines those amounts out of the profits that will be allocated to the company`s reserves. The remaining part of the profits shall be at the free disposal of the general meeting of shareholders. The Managing Board proposes that the net losses will be deducted from retained earnings. This proposal has been included in the financial statements.